UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 000-31643

TRANSATLANTIC PETROLEUM CORP.

(Translation of Registrant’s Name into English)

Suite 1840, 444 – 5th Ave., SW, Calgary, Alberta T2P 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes                     No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                     No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TransAtlantic Petroleum Corp.

Announces Closing of First Stage of Private Placement

FOR IMMEDIATE RELEASE

Calgary, Alberta (April 9, 2008) – TransAtlantic Petroleum Corp. (TSX: TNP) announced today that it has closed the first stage of the private placement announced on March 28, 2008 with Riata Management LLC and its affiliates, including Longfellow Energy, LP and Longe Energy Limited (“Riata”).

In the first stage of the private placement, the Company issued 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for Cdn $3.0 million proceeds to the Company. The net proceeds of the first stage of the private placement will be used for general corporate purposes. The head of Riata, Malone Mitchell 3rd, has been appointed to the Board of Directors of the Company.

In connection with the closing of the first stage of the private placement, Riata has loaned the Company U.S. $2.0 million which the Company used to repay the U.S. $2.0 million loan due to Quest Capital Corp. The new Riata loan bears interest at 12% and is secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Sphere Petroleum QSC (“Sphere”) has assigned to Riata all of Sphere’s rights and interests under the Guercif Participation Agreement and the Tselfat Option and Farmout Agreement in exchange for Riata assuming all of Sphere’s obligations under those agreements and the Tselfat and Guercif permits in Morocco. The transfer of Sphere’s interests in the Guercif exploration permits to Riata is subject to government approval.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Morocco, Turkey and Romania. Common shares of TransAtlantic are listed on the Toronto Stock Exchange under the symbol “TNP.”

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

Contacts:

Scott C. Larsen, President

Phone:	(214) 220-4323
Internet:	http://www.tapcor.com
Address:	5910 N. Central Expressway, Suite 1755 Dallas, Texas 75206

This news release contains statements concerning drilling plans, plans to acquire seismic data, plans to conduct technical studies, estimates of the costs to drill or acquire the seismic and conduct studies and estimates of when such plans will be executed as well as other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, oil and gas prices remaining relatively consistent with their current prices, access to the fields, availability of drilling rigs and other equipment, obtaining drilling success consistent with expectations, regulatory approvals being obtained and estimated timelines being met and the actual costs being consistent with estimated costs.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the political stability of Turkey, reliance on Turkey’s current hydrocarbon and tax laws and regulations, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability of drilling and other well services, volatility of oil and gas prices, fluctuations in currency and interest rates, The Company’s ability to access external sources of debt and equity capital, imprecision in estimating the timing and costs of drilling and development, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

TransAtlantic Petroleum Corp.

Suite 1840, 444 - 5th Avenue S.W.

Calgary, AB T2P 2T8

Item 2.	Date of Material Change

March 28, 2008

Item 3.	News Release

On March 28, 2008 at Calgary, Alberta, a news release reporting the material change was issued and disseminated through the services of Marketwire.

Item 4.	Summary Of Material Change

On March 28, 2008, TransAtlantic Petroleum Corp. (“TransAtlantic” or the “Company”) announced that it has entered into a strategic relationship with Riata Management, LLC and its affiliates (collectively, “Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere Petroleum QSC (“Sphere”) as the farm-in partner in both of the Company’s Moroccan properties, providing a short-term credit facility to the Company to repay a bridge loan owing to Quest Capital Corp. (“Quest”) and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Item 5.	Full Description Of Material Change

On March 28, 2008, TransAtlantic entered into an investment agreement (the “Investment Agreement”) with Riata pursuant to which Riata will invest in TransAtlantic in a two-stage non-brokered private placement. In the first stage of the private placement, which is expected to close shortly after receipt of TSX approval, TransAtlantic will issue 10 million common shares to Riata or certain associated persons at Cdn$0.30 per share for proceeds of Cdn$3.0 million to the Company, and N. Malone Mitchell, 3rd will join TransAtlantic’s Board. Mr. Mitchell founded Riata Energy, Inc. (“Riata Energy”) and built it into one of the largest privately held energy companies in the U.S. In 2006, Mr. Mitchell sold a controlling stake in Riata Energy, and the name of Riata Energy was changed to SandRidge Energy, Inc. SandRidge is now publicly traded on the New York Stock Exchange.

In the second stage of the private placement, which is subject to disinterested shareholder approval, TransAtlantic will issue 25 million common shares to Riata or certain associated persons at Cdn$0.36 per share for proceeds of Cdn$9.0 million. If the required shareholder approval is received, this second stage is expected to close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008 (the “Shareholder Meeting”). Riata will also nominate a second director to the Company’s Board at the Shareholder Meeting which will expand the Board to six directors. Following the closing of the second stage of the private placement, the Company will have 78,270,762 shares outstanding, of which Riata and its associated persons will own 44.7%.

The net proceeds of the private placements will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below and for general corporate purposes. The private placement transactions contemplated in the Investment Agreement are subject to TSX approval.

Pursuant to a credit agreement entered into between TransAtlantic and Riata on March 28, 2008, upon closing of the first stage of the private placement, Riata will loan the Company U.S.$2.0 million which the Company will use to repay the U.S.$2.0 million loan due to Quest, the maturity date of which has been extended to April 30, 2008 to permit the Riata loan to close. The new Riata loan will bear interest at 12% and be secured by guarantees from the Company’s first and second-tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata has agreed to replace Sphere in both the Company’s Tselfat and Guercif permits in Morocco. Sphere has encountered difficulties meeting its funding obligations under the Tselfat Option and Farmout Agreement and the Guercif Participation Agreement between Sphere and the Company and has agreed to assign to Riata all of Sphere’s rights and interests under both agreements in exchange for Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to any required government approvals.

Under the Tselfat Option and Farmout Agreement, Riata will fund 100% of the costs of an ongoing evaluation work program, which includes a U.S.$4.3 million 3D seismic survey being shot over a portion of the Tselfat permit and additional geological studies. The Tselfat 3D survey commenced in late January and should be completed by the end of April. Riata will have the option to acquire a 50% interest in the Tselfat permit if it commits to fund 100% of the costs of an exploration well on the permit. The Company would retain a 50% interest and operate the Tselfat permits.

Under the Guercif Participation Agreement, Riata will fund 100% of the cost of the initial three-year work program for a 50% interest in the two recently formed Guercif exploration permits. Riata will also fund back costs to the Company in the amount of U.S.$680,000. The Company would retain a 30% interest and operate the Guercif permits.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report and who may be contacted in connection with this report is Scott C. Larsen, President and Chief Executive Officer at 214-220-4324.

Item 9.	Date of Report

April 3, 2008

This report contains statements concerning drilling plans, plans to acquire seismic data, plans to conduct technical studies, estimates of the costs to drill or acquire the seismic and conduct studies and estimates of when such plans will be executed as well as other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this report, assumptions have been made regarding, among other things, oil and gas prices remaining relatively consistent with their current prices, access to the fields, availability of drilling rigs and other equipment, obtaining drilling success consistent with expectations, regulatory approvals being obtained and estimated timelines being met and the actual costs being consistent with estimated costs.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the tax laws and regulations, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability of drilling and other well services, volatility of oil and gas prices, fluctuations in currency and interest rates, the ability to access external sources of debt and equity capital, imprecision in estimating the timing and costs of drilling and development, the ability to secure adequate product transportation, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

TransAtlantic Petroleum Corp.

Suite 1840, 444 - 5th Avenue S.W.

Calgary, AB T2P 2T8

Item 2.	Date of Material Change

April 8, 2008

Item 3.	News Release

On April 9, 2008 at Calgary, Alberta, a news release reporting the material change was issued and disseminated through the services of Marketwire.

Item 4.	Summary Of Material Change

On April 8, 2008, TransAtlantic Petroleum Corp. (“TransAtlantic” or the “Company”) closed the first stage of the private placement announced on March 28, 2008 with Riata Management, LLC and its affiliates, including Longfellow Energy, LP and Longe Energy Limited (“Riata”).

Item 5.	Full Description Of Material Change

On April 8, 2008, the first stage of the private placement was completed and TransAtlantic issued 10 million common shares to Dalea Partners, LP, an associated entity of Riata, at Cdn $0.30 per share for Cdn $3.0 million proceeds to the Company. The net proceeds of the first stage of the private placement will be used for general corporate purposes. The head of Riata, Malone Mitchell 3rd, has been appointed to the Board of Directors of TransAtlantic.

In connection with the closing of the first stage of the private placement and pursuant to a credit agreement entered into between TransAtlantic and Riata on March 28, 2008, Riata has loaned the Company U.S. $2.0 million which the Company used to repay the U.S. $2.0 million loan due to Quest Capital Corp. The new Riata loan bears interest at 12% and is secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata has agreed to replace Sphere Petroleum QSC (“Sphere”) in both the Company’s Tselfat and Guercif permits in Morocco. Sphere has assigned to Riata all of Sphere’s rights and interests under the Guercif Participation Agreement and the Tselfat Option and Farmout Agreement in exchange for Riata assuming all of Sphere’s obligations under those agreements and the Tselfat and Guercif permits in Morocco. The transfer of Sphere’s interests in the Guercif exploration permits to Riata is subject to government approval.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report and who may be contacted in connection with this report is Scott C. Larsen, President and Chief Executive Officer at 214-220-4324.

Item 9.	Date of Report

April 10, 2008

Execution Copy

INVESTMENT AGREEMENT

This Agreement (this “Agreement”) is entered into as of March 28, 2008 by and between Riata Management, LLC, a limited liability company incorporated under the laws of Oklahoma, having an office in Oklahoma City, Oklahoma (“Riata”) and TransAtlantic Petroleum Corp., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (“TransAtlantic” or the “Corporation”);

WHEREAS, Riata desires to acquire, on the terms, in the manner and subject to the conditions reflected below, Common Shares of TransAtlantic; and

WHEREAS, TransAtlantic and Riata believe that it is desirable and in the best interests of each of TransAtlantic and Riata to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein set forth, the Parties to this Agreement have agreed, and hereby agree subject to the terms and conditions hereinafter set forth, as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article unless such terms are defined elsewhere in this Agreement:

(a)	“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (Alberta).

(b)	“Agreement” means this Agreement, including the Attachments and Exhibits hereto and the Disclosure Letter, together with any amendments, supplements, modifications or revisions hereof.

(c)	“Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement, the First Investment and the Second Investment.

(d)	“Board of Directors” means the board of directors of TransAtlantic.

(e)	“Bridge Loan” means the bridge loan in the principal amount of U.S. $2,000,000 made by Quest Capital Corp. to TransAtlantic.

(f)	“Canadian Securities Commissions” means the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada.

(g)	“Canadian Securities Laws” means all acts, rules, regulations and published policies promulgated or otherwise adopted from time to time by any of the Canadian Securities Commissions or other authority having jurisdiction.

(h)	“Common Shares” means common shares, no par value, in the capital of TransAtlantic.

(i)	“Conditional Approval Letter” means the conditional approval letter of the TSX dated March 18, 2008.

(j)	“Consent” means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

(k)	“Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

(l)	“Disclosure Letter” means the disclosure letter delivered by TransAtlantic to Riata concurrently with the execution and delivery of this Agreement or the completion of the First Investment and the Second Investment, in the form set forth in Exhibit 1.

(m)	“Encumbrance” means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

(n)	“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

(o)	“Environmental, Health, and Safety Liabilities” means any cost, damages, expense (including reasonable attorney’s fees and other defense or investigation expenses), liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

(i)	any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(ii)	fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(iii)	financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such action has been required or requested by any Governmental Body or any other Person) or for any natural resource damages; or

(iv)	any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

(p)	“Environmental Law” means any Legal Requirement that requires or relates to:

(i)	advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have a significant impact on the Environment;

(ii)	preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

(iii)	reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(iv)	assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

(v)	protecting resources, species, or ecological amenities;

(vi)	reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

(vii)	cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(viii)	making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

(q)	“Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

(r)	“Facilities” means any real property, leaseholds, or other interests currently or formerly owned or operated by TransAtlantic and any buildings, plants, structures, or equipment currently or formerly owned or operated by TransAtlantic.

(s)	“GAAP” means generally accepted accounting principles in Canada as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants.

(t)	“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

(u)	“Governmental Body” means any:

(i)	nation, state, province, county, city, town, village, district, or other jurisdiction of any nature;

(ii)	federal, state, provincial, local, municipal, foreign, or other government;

(iii)	governmental or quasi-governmental authority of any nature (including any governmental agency, branch, central bank, department, official, or entity and any court, arbitral body or other tribunal);

(iv)	multi-national organization or body; or

(v)	body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

(v)	“Hazardous Activity” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to Persons or property on or off the Facilities, or that may affect the value of the Facilities or TransAtlantic.

(w)	“Hazardous Materials” means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefore and asbestos or asbestos-containing materials.

(x)	“Knowledge” means an individual will be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter. A corporation will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director or officer of the corporation, after reasonable and diligent enquiry, has Knowledge of such fact or other matter.

(y)	“Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

(z)	“Moroccan Farm-in Agreement” means the Farm-in Agreement among Riata, Sphere Petroleum QSC and TransAtlantic.

(aa)	“Occupational Safety and Health Law” means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

(bb)	“Oil and Gas Properties” means all of TransAtlantic and its Subsidiaries’ right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to: (i) hydrocarbon and mineral leases, subleases and other leaseholds, royalties, overriding royalties, net profit interests, mineral fee interests, carried interests and other properties and interests (collectively, the “Leases”); and (ii) concession agreements, including without limitation those described to Riata (collectively, the “Concession Agreements”) and any and all hydrocarbon, water or injection wells on or applicable to any of the foregoing thereon or applicable thereto.

(cc)	“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

(dd)	“Ordinary Course of Business” means an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:

(i)	such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(ii)	such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and

(iii)	such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

(ee)	“Organizational Documents” means (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) articles of organization and operating agreement of a limited liability company; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (vi) any amendment to any of the foregoing.

(ff)	“Parties” means Riata and TransAtlantic, and “Party” means either one of them as the context requires.

(gg)	“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

(hh)	“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

(ii)	“Proportional Interest” means that fraction which has as its numerator the number of Common Shares owned or controlled, directly or indirectly, by the Riata Entities and which has as its denominator the total number of Common Shares held by all TransAtlantic Shareholders.

(jj)	“Registration Rights Agreement” means the Registration Rights Agreement between Riata and TransAtlantic, in the form settled as of the date of this Agreement.

(kk)	“Regulation D” means Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act.

(ll)	“Related Person” means with respect to a particular individual:

(i)	each other member of such individual’s Family (as defined below);

(ii)	any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family;

(iii)	any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest (as defined below); and

(iv)	any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(v)	any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

(vi)	any Person that holds a Material Interest in such specified Person;

(vii)	each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

(viii)	any Person in which such specified Person holds a Material Interest;

(ix)	any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

(x)	any Related Person of any individual described in clause (vi) or (vii).

For purposes of this definition: (i) the “Family” of an individual includes (A) the individual, (B) the individual’s spouse, (C) any other natural Person who is related to the individual or the individual’s spouse within the second degree, and (D) any other natural Person who resides with such individual; and (ii) “Material Interest” means direct or indirect beneficial ownership of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

(mm)	“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

(nn)	“Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

(oo)	“Riata Entity” means any Person who acquires Common Shares pursuant to a closing pursuant to the First Investment or the Second Investment.

(pp)	“Riata Loan” means the loan from Riata to TransAtlantic in the principal amount of U.S. $2,000,000.

(qq)	“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

(rr)	“Shareholder Approval” means a simple majority of the votes cast by TransAtlantic Shareholders (excluding any Riata Entity and any Related Person of a Riata Entity) at a duly-called meeting of the TransAtlantic Shareholders.

(ss)	“Subsidiary” means any entity with respect to which a Person (or a Subsidiary thereof) has the power, through the ownership of securities or otherwise, to elect at least a majority of the directors, or similar managing body, or in which such Person owns directly or indirectly 50% or more of the fair market value of the equity of such entity.

(tt)	“Taxes” means all net income, gross income, gross receipt, sales and use, ad valorem, franchise, profits, licenses, withholding, payroll, excise, severance, stamp, occupation, property, customs duties or other taxes, fees or charges of any kind whatsoever imposed by a foreign, federal, state, provincial, county or local Governmental Body together with any interest, penalty or additions thereon, whether or not such amounts are described as taxes.

(uu)	“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Taxes or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Taxes.

(vv)	“Threat of Release” means a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

(ww)	“Threatened” means a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

(xx)	“TransAtlantic Shareholder” means any Person who is a holder of Common Shares.

(yy)	“TSX” means the Toronto Stock Exchange.

(zz)	“U.S.” means the United States of America.

ARTICLE 2

FIRST INVESTMENT

2.1	First Investment

Subject to the terms and conditions of this Agreement, TransAtlantic shall issue and sell, and Riata will arrange for one or more of the Riata Entities to subscribe for and purchase, 10,000,000 Common Shares in the capital of TransAtlantic (the “First Investment Shares”) at a price per Common Share of Cdn. $0.30 and an aggregate purchase price of Cdn. $3,000,000 (the “First Investment”).

ARTICLE 3

SECOND INVESTMENT

3.1	Second Investment

Subject to the terms and conditions of this Agreement, TransAtlantic shall issue and sell, and Riata will arrange for one or more of the Riata Entities to subscribe for and purchase, 25,000,000 Common Shares in the capital of TransAtlantic (the “Second Investment Shares”) at a price per Common Share of Cdn. $0.36 and an aggregate purchase price of Cdn. $9,000,000 (the “Second Investment”).

ARTICLE 4

TSX APPROVALS REQUIRED FOR THE INVESTMENTS

4.1	TSX Approval

The First Investment shall not proceed until:

(a)	the TSX has indicated that it is satisfied with the participation of the Riata Entities in the First Investment, as described in the Conditional Approval Letter; and

(b)	the TSX has indicated that it is satisfied with the appointment of Riata’s nominee to the Board of Directors in connection with the completion of the First Investment, as described in the Conditional Approval Letter.

4.2	Shareholder Approval

The Second Investment shall not proceed unless it receives Shareholder Approval at a duly-called meeting of TransAtlantic Shareholders (the “Meeting”) in compliance with the directions of the TSX specified pursuant to the Conditional Approval Letter.

4.3	Meeting

TransAtlantic shall, as soon as practicable following the execution of this Agreement, use its Best Efforts and take all action necessary, in accordance with applicable Legal Requirements and the requirements of the TSX, to duly call, give notice of, convene and hold the Meeting to consider and vote upon the Second Investment. Subject to achieving the required quorum, the Meeting will occur on May 20, 2008 or on such later date as may be agreed by TransAtlantic and Riata. The Meeting will also constitute the required annual meeting of the TransAtlantic Shareholders and will provide for the appointment of all members of the Board of Directors.

4.4	Management Proxy Circular

(a)	TransAtlantic shall, in connection with the Meeting, mail to each TransAtlantic Shareholder a management proxy circular (the “Management Proxy Circular”), together with a notice of the Meeting, a proxy and any other document required in connection with the Meeting, each in the form prescribed by applicable Legal Requirements.

(b)	Riata and TransAtlantic shall use Best Efforts to obtain and provide the information required by applicable Legal Requirements to be included in the Management Proxy Circular, which information shall not, on either the date that the Management Proxy Circular is first mailed or the date that the Meeting is held, contain an untrue statement of a material fact or omit to state a material fact required therein or necessary to make a statement contained therein not misleading in the light of the circumstances in which it was made.

(c)	TransAtlantic shall provide Riata with a reasonable amount of time to review and comment on the Management Proxy Circular, prior to its final approval by TransAtlantic’s Board of Directors; provided, that any decision concerning the inclusion of Riata’s comments, if any, in the Management Proxy Circular shall be made by TransAtlantic and its Board of Directors, acting reasonably and taking account of Riata’s comments to the extent that is reasonable and as is permitted by Legal Requirements.

4.5	TransAtlantic Support for the First Investment and the Second Investment

TransAtlantic represents and warrants that:

(a)	its Board of Directors has unanimously determined that each of the First Investment and the Second Investment are in the best interests of TransAtlantic and the TransAtlantic Shareholders; and

(b)	the Board of Directors has unanimously approved this Agreement.

The Board of Directors will unanimously recommend in the Management Proxy Circular that the TransAtlantic Shareholders approve the Second Investment.

ARTICLE 5

CLOSING

5.1	First Investment

Subject to the terms and conditions of this Agreement, the First Investment shall be completed at the offices of Macleod Dixon LLP, at Calgary, Alberta at 9:00 a.m. on the first business day in Calgary, Alberta following the TSX approval pursuant to Section 4.1 or at such other time and place as the Parties may agree (the “First Closing”).

5.2	Second Investment

Subject to the terms and conditions of this Agreement, the Second Investment shall be completed at the offices of Macleod Dixon LLP at 9:00 a.m. on the first business day in Calgary, Alberta following Shareholder Approval of the Second Investment pursuant to Section 4.2 or at such other time and place as the Parties may agree (the “Second Closing”).

ARTICLE 6

BOARD OF DIRECTORS

6.1	Appointment of a Director at the First Closing

At the First Closing, Riata shall designate one individual of its choosing for appointment to the Board of Directors and TransAtlantic shall arrange for the appointment of such individual to the Board of Directors (subject to the eligibility requirements of the Business Corporations Act (Alberta) and the TSX) pursuant to Subsection 106(4) of the Business Corporations Act (Alberta) at the First Closing.

6.2	Appointment of a Director in Connection with the Second Closing

(a)	If the First Closing occurs, Riata shall have the right to nominate two individuals of its choosing for election to the Board of Directors at the Meeting. Each nominee of Riata shall be subject to the eligibility requirements provided for by the applicable Legal Requirements or rules of the TSX. Each such nominee of Riata shall be nominated and supported for election by the Corporation in the same manner as all other nominees proposed by the Corporation.

(b)	Riata shall make arrangements to ensure that if both nominees are elected and if the Second Closing does not occur within 180 days of the date of this Agreement, then one of the nominees so elected shall resign.

6.3	Appointment of Other Directors

(a)	If the Second Closing occurs, and for so long as the Riata Proportional Interest at the time of the recommendation by the Corporation of nominees for election to the Board of Directors is more than 20%, Riata shall have the right to nominate two individuals of its choosing for election to the Board of Directors at all meetings of the TransAtlantic Shareholders at which directors are elected.

(b)	If the First Closing occurs, and for so long as the Riata Proportional Interest at the time of the recommendation by the Corporation of nominees for election to the Board of Directors is more than 10% but less than 20%, Riata shall have the right to nominate one individual of its choosing for election to the Board of Directors at all meetings of the TransAtlantic Shareholders at which directors are elected.

(c)	Each nominee of Riata that is proposed pursuant to Section 6.3(a) or (b) shall be subject to the eligibility requirements provided for by the applicable Legal Requirements or rules of the TSX. Each such nominee of Riata shall be nominated and supported for election by the Corporation in the same manner as all other nominees proposed by the Corporation.

(d)	If any such Riata nominee director who is elected by the TransAtlantic Shareholders resigns or is no longer a director, then TransAtlantic shall immediately appoint such individual as is nominated by Riata to replace such individual, subject to the eligibility requirements of applicable Legal Requirements or rules of the TSX.

6.4	Right to Call Shareholders Meeting

If at the time of such demand the Riata Proportional Interest is equal to or greater than 20%, Riata shall have the right to require that the Corporation conduct a meeting of TransAtlantic Shareholders to elect directors or consider any other matter at its request (other than matters described in Section 136(5)(b) or (e) of the Business Corporations Act (Alberta)). Upon receipt of a written request from Riata, the Corporation shall complete all steps required to conduct such a meeting within 80 days of receipt of such written request.

ARTICLE 7

PRE-EMPTIVE RIGHTS

7.1	Pre-Emptive Right

(a)	If TransAtlantic wishes to issue or pursue an offering of Common Shares or securities convertible or exchangeable into Common Shares (collectively, the “Subject Securities”) other than:

(i)	pursuant to securities outstanding as of the date of this Agreement;

(ii)	the issuance (or exercise) of options pursuant to the Corporation’s option plan;

(iii)	in connection with the retention of employees;

(iv)	in connection with the hiring of employees; or

(v)	pursuant to the exercise of previously issued convertible securities;

then the Riata Entities (based on an allocation determined by Riata) shall have the right (the “Pre-Emptive Right”), subject to TSX approval and compliance with applicable Legal Requirements, to subscribe for and purchase that number of Subject Securities obtained when the total number of Subject Securities is multiplied by Riata’s Proportional Interest determined as of the Second Closing (or if such closing does not occur, the First Closing) (the “Riata Interest”), on the same terms and at the same price that TransAtlantic is prepared to issue the Subject Securities to other prospective purchasers.

(b)	If the Subject Securities are being offered by TransAtlantic on different terms to different purchasers, then each such transaction shall be treated as a separate offering for the purposes of this Article 7.

7.2	Notice

TransAtlantic shall give to Riata a written notice (the “Sale Notice”) prior to offering or issuing the Subject Securities, which shall specify the number and the class of Subject Securities and the terms and conditions on which they are being or are proposed to be issued.

7.3	Election

Riata may elect to purchase the Riata Interest by giving a written notice of its election (the “Election Notice”) to TransAtlantic on or before the third day after receiving the Sale Notice. The Election Notice shall state the number of Riata Interest securities that Riata wishes to purchase, up to the maximum amount specified in Section 7.1. If Riata does not deliver an Election Notice within such time-period herein, Riata shall be deemed to have elected not to exercise its Pre-Emptive Right.

7.4	Closing

Any purchase of Riata Interest by Riata pursuant to this Article 7 shall close no later than 21 days following receipt by Riata of the Sale Notice, subject to any requirements to obtain the approval of other TransAtlantic Shareholders or any other Legal Requirements, but shall in any case be completed on the basis negotiated by the Corporation with other purchasers. If Riata delivers an Election Notice, Riata shall be obligated to complete the purchase of the Riata Interest on the same basis as other purchasers.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES OF TRANSATLANTIC

Except as otherwise specifically disclosed in the Disclosure Letter, as it may be amended and re-stated, TransAtlantic hereby represents and warrants to Riata and each Riata Entity (but only to the extent such Riata Entity participates in the relevant closing) as follows at the date of this Agreement, the First Closing and the Second Closing.

8.1	Corporate Standing

TransAtlantic and each of its Subsidiaries is a corporation duly organized and validly subsisting under the laws of its jurisdiction of incorporation, has the corporate power and authority to carry on its business and own its properties and assets and is duly qualified as a corporation to do business in each jurisdiction in which the nature of its business or its assets make such qualification necessary.

8.2	Power and Authority

TransAtlantic has all requisite power, authority and approvals to allot, create and issue the First Investment Shares and the Second Investment Shares, to enter into this Agreement and each of the other instruments to be delivered by TransAtlantic pursuant to this Agreement, and to perform all of its obligations hereunder and thereunder, and this Agreement has been, and other such instruments will be as of the First Closing and Second Closing, as applicable, duly executed and delivered by TransAtlantic and constitute, and will constitute, legal, valid and binding obligations of TransAtlantic enforceable against TransAtlantic in accordance with their respective terms.

8.3	Execution and Delivery

The execution and delivery of this Agreement, and each of the instruments to be delivered at the First Closing and Second Closing by TransAtlantic, and the completion by TransAtlantic of the First Investment and the Second Investment does not and will not violate or conflict, in any manner which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of TransAtlantic or its Subsidiaries or their property or assets, with any provision of:

(a)	the Organizational Documents of TransAtlantic or its Subsidiaries,

(b)	the director or shareholder resolutions of TransAtlantic or its Subsidiaries,

(c)	any applicable Legal Requirement,

(d)	any Order applicable to TransAtlantic or its Subsidiaries; or

(e)	any Contract to which TransAtlantic or its Subsidiaries is a party or by which TransAtlantic or its Subsidiaries or any of their assets or property is bound.

TransAtlantic has delivered to Riata copies of the Organizational Documents of TransAtlantic and its Subsidiaries, as currently in effect.

8.4	Corporate Records

The corporate records and minute books of TransAtlantic and its Subsidiaries are complete and true and correct in all material respects and such minute books contain copies of minutes of all meetings of the directors, committees of directors and shareholders and of all written resolutions of such directors, committees and shareholders.

8.5	No Defaults Under Legal Requirements

Neither TransAtlantic nor any of its Subsidiaries has received any notice of or is in default or violation of any Order of any Governmental Body or any Legal Requirement which might materially and adversely affect the business, property or financial condition of TransAtlantic or its Subsidiaries.

8.6	Compliance with Legal Requirements

TransAtlantic and its Subsidiaries have filed all material statements and reports required to be filed with any Governmental Body having jurisdiction and TransAtlantic and its Subsidiaries have complied in all material respects with all Legal Requirements of Governmental Bodies applicable to TransAtlantic and its Subsidiaries and the conduct of TransAtlantic and its Subsidiaries’ business.

8.7	Registrations

TransAtlantic and its Subsidiaries have all requisite power and authority and all necessary registrations, licenses and permits to carry on the business as now conducted by them and to own their assets.

8.8	Subsidiaries

TransAtlantic has no Subsidiaries other than TransAtlantic Petroleum (USA) Corp., TransAtlantic Worldwide Ltd., TransAtlantic Maroc Ltd., TransAtlantic Worldwide Romania SRL, TransAtlantic Petroleum Turkey Ltd., TransAtlantic North Sea, Ltd., TransAtlantic Petroleum Cyprus Limited and Big Gas Sands Corporation.

8.9	Partnerships or Joint Ventures

Except as set forth in the Disclosure Letter, TransAtlantic is not a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind (other than industry standard joint operating agreements and royalty agreements entered into in the Ordinary Course of Business) and is not party to any agreement under which TransAtlantic agrees to carry on any part of the business of TransAtlantic or any other activity in such manner or by which TransAtlantic agrees to share any revenue or profit with any other Person.

8.10	Disclosure

(a)	No representation or warranty of TransAtlantic in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b)	There is no fact known to TransAtlantic that has specific application to TransAtlantic or its Subsidiaries (other than general economic or industry conditions) and that materially adversely affects or materially threatens, the assets, business, prospects, financial condition, or results of operations of TransAtlantic or its Subsidiaries that has not been disclosed herein or reflected or reserved against in the Financial Statements.

8.11	Information Provided

The information and statements which have been provided to Riata by TransAtlantic or its directors, officers, employees or agents are true and correct in all material respects and do not contain any misrepresentation or omit to state a material fact that is necessary to be stated in order for a statement not to be misleading, in each case, as of the respective dates of such information or statements.

8.12	No Judgments, Lawsuits or Claims

There are no outstanding judgments or Orders against TransAtlantic or its Subsidiaries or to which TransAtlantic or its Subsidiaries are subject or by which their assets are bound and there are no claims, Proceedings, actions or lawsuits in existence, or to TransAtlantic’s Knowledge, Threatened or asserted against TransAtlantic or its Subsidiaries or with respect to any of the assets of TransAtlantic or its Subsidiaries or the interests of TransAtlantic or its Subsidiaries therein that would materially and adversely affect the business, property or financial condition of TransAtlantic or its Subsidiaries, including but not limited to Environmental, Health and Safety Liabilities.

8.13	No Transfer Restrictions

TransAtlantic is a “distributing company” as that term is used in the Business Corporations Act (Alberta) and there are no restrictions on the transfer of the securities of TransAtlantic contained in the Organizational Documents of TransAtlantic and TransAtlantic covenants that no such restrictions shall be agreed to by it in respect of the transfer of the First Investment Shares or the Second Investment Shares other than restrictions imposed by or under applicable Canadian Securities Laws or U.S. securities legislation.

8.14	Securities Authorities

No securities commission or similar regulatory authority has issued any Order preventing or suspending trading of any securities of TransAtlantic, TransAtlantic is not in default of any material requirement of applicable securities legislation and, subject to and on the basis that the representations and warranties of Riata in this Agreement being true, TransAtlantic is entitled to avail itself of the applicable prospectus and registration exemptions available under the Securities Act (Alberta) in respect of the sale of its securities to Riata as contemplated by this Agreement.

8.15	Issuance of First Investment Shares and Second Investment Shares

The First Investment Shares and Second Investment Shares to be issued to Riata shall be duly issued at the First Closing and the Second Closing, as applicable, as fully paid and non-assessable and will be duly and validly created, authorized and issued by TransAtlantic.

8.16	Encumbrances

All of the First Investment Shares and Second Investment Shares shall be issued to Riata free of any Encumbrances or other adverse claims of any kind whatsoever created by, through or under TransAtlantic.

8.17	Capitalization

The authorized capital stock of TransAtlantic consists of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, issuable in series, with no par value. As of the date of this Agreement there were issued and outstanding 43,270,762 Common Shares and no preferred shares. The only outstanding options, warrants, or other rights to purchase Common Shares or preferred shares are stock options to purchase a total of 4,270,000 Common Shares and warrants to purchase 4,719,375 Common Shares, the terms of which are described in the Disclosure Letter. All Common Shares which are outstanding as of the date hereof, or will be outstanding immediately prior to the First Closing and the Second Closing, are or will be duly authorized, validly issued, fully paid and non-assessable, and are not or will not be subject to, or issued in violation of, any preemptive rights. Except as set forth above: (a) there are no shares of TransAtlantic authorized or outstanding, and there are no subscriptions, options to purchase shares of TransAtlantic, conversion or exchange rights, warrants, preemptive rights or other agreements, claims or commitments of any nature whatsoever (whether firm or conditional) obligating TransAtlantic to issue, transfer, deliver to sell, or cause to be issued, transferred, delivered or sold, additional shares or other securities or interest of TransAtlantic or obligating TransAtlantic to grant, extend or enter into any such agreement or commitment; and (b) there currently are no registration rights or similar rights outstanding with respect to the Common Shares.

8.18	No Finder’s Fee

No Person acting or purporting to act for TransAtlantic or its Subsidiaries is entitled to any brokerage or finder’s fee in connection with this Agreement.

8.19	Taxes

(a)	TransAtlantic and each of its Subsidiaries has in a due and timely manner, filed all material reports and Tax Returns respecting Taxes and other fees, charges and levies of every nature and kind, and has duly, completely and correctly filed all information and data in connection therewith, required to be filed by it with any Governmental Body to whom TransAtlantic and each of its Subsidiaries and their business or assets are subject and all amounts shown on any Tax Returns (including, without limitation, any losses or balances available for future deductions) are true and correct;

(b)	TransAtlantic and its Subsidiaries have paid all Taxes and other fees, charges and levies, and any interest, penalties and fines in connection therewith, properly due and payable (including, without limitation, with respect to payments to employees and non-resident Persons), and have paid all of same in connection with all known assessments, reassessments and adjustments;

(c)	no other Taxes or other fees, charges or levies, nor any interest, penalties or fines have been claimed by any Governmental Body or are known to TransAtlantic to be due and owing by TransAtlantic or its Subsidiaries or are Threatened or known by TransAtlantic to be pending (including all tax installments) or by reason of the First Investment and the Second Investment will become due and owing by TransAtlantic or its Subsidiaries and there are no matters of dispute or under discussion with any Governmental Body, relating to Taxes or other fees, charges, levies, interest, penalties or fines asserted by such Governmental Body;

(d)	TransAtlantic and its Subsidiaries have withheld all amounts required to be withheld, including without limiting the generality of the foregoing, all amounts required to be withheld under any applicable U.S. Legal Requirement, the Income Tax Act (Canada), for employee deductions, employment insurance, the Canada Pension Plan and Goods and Services Tax payable under the Excise Tax Act (Canada) and any other amounts required by law to be withheld from any payments made to residents or non-residents and any of its officers, directors and employees, and have paid the same to the proper Governmental Body;

(e)	there are no agreements, waivers (including a waiver in respect of time within which a reassessment may be made by any Governmental Body) or other arrangements providing for any extension of time with respect to the filing of any Tax Returns by, or payment of any Taxes, governmental charge or deficiency against, TransAtlantic or its Subsidiaries or which provide for any extension of time within which a Governmental Body may assess, reassess or collect Taxes from TransAtlantic or its Subsidiaries;

(f)	there are no Proceedings, investigations or claims Threatened or, to TransAtlantic’s Knowledge, pending against TransAtlantic or its Subsidiaries in respect of Taxes, governmental charges or assessments, or any other matters under discussion with any Governmental Body relating to Taxes, charges or assessments asserted by any such Governmental Body; and

(g)	in each jurisdiction in which TransAtlantic and its Subsidiaries carry on business or are otherwise required to file Tax Returns, all liabilities for Taxes of TransAtlantic have been assessed by the relevant Governmental Body and notices of assessment have been issued by the relevant Governmental Body for all taxation years or periods ending on or before December 31, 2006.

8.20	Employee Commitments

Neither TransAtlantic nor its Subsidiaries is a party to or bound by any written or oral employment, service, pension, employee benefit agreement or collective bargaining agreement or other Contract with or respecting its employees or bound by or obligated to make any contributions under any pension plan or arrangement or any retirement income plan, deferred profit sharing plan or similar plan or arrangement, or any plan, program or other arrangement providing for medical services or coverage, dental care and life insurance, other than as set forth in the Disclosure Letter.

8.21	Leases

Each lease (or agreement in the nature of a lease) to which TransAtlantic and its Subsidiaries are a party, whether as lessor or lessee, is in good standing and in full force and effect without amendment thereto and TransAtlantic and its Subsidiaries are not in breach of any of the material covenants, conditions or agreements contained in any such lease.

8.22	Insider Debt

None of the directors, former directors, officers, former officers, shareholders, former shareholders or employees of TransAtlantic or its Subsidiaries or any Person or company not dealing at arm’s length (as such term is construed under the Income Tax Act (Canada)) with any of the foregoing is indebted to TransAtlantic or its Subsidiaries.

8.23	Powers of Attorney

TransAtlantic has not granted to any Person a general or special power of attorney for TransAtlantic, other than the powers of attorney granted by TransAtlantic in connection with its extra-provincial registrations.

8.24	Guarantees

Neither TransAtlantic nor any of its Subsidiaries is a party to or bound by any agreement or guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any Person except as otherwise disclosed in writing to Riata.

8.25	Non-Arm’s Length Transactions

To the best of TransAtlantic’s Knowledge, no director, officer, shareholder or employee of TransAtlantic or its Subsidiaries and no entity that is an Affiliate or associate of one or more of such individuals:

(a)	owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of shares of any company), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a material and principal competitor of TransAtlantic or its Subsidiaries or their business or a lessor, lessee, supplier, distributor, sales agent or customer of TransAtlantic or its Subsidiaries or their business;

(b)	owns, directly or indirectly, in whole or in part, any property that TransAtlantic or its Subsidiaries use in the operation of their business; or

(c)	has any cause of action or other claim whatsoever against TransAtlantic or its Subsidiaries in connection with their business.

8.26	No Defaults

TransAtlantic and its Subsidiaries are not in breach or default, have not received any notice of default or violation, and are not aware of any potential or Threatened notice of alleged default or violation, of the provisions of any Contracts, agreements, indentures or instruments to which

TransAtlantic or any of its Subsidiaries is a party which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of TransAtlantic or any of its Subsidiaries or any of their property or assets.

8.27	Operating Permits and Licenses

TransAtlantic and its Subsidiaries own or hold all material Governmental Authorizations, consents, authorizations, approvals, privileges, waivers, exemptions, Orders (inclusionary or exclusionary) or other concessions required in connection with the ownership and operation of their assets and the conduct of their business. All such permits and licenses are valid and enforceable, each in accordance with their respective terms, and to the Knowledge of TransAtlantic, no party to any of them is in default thereunder or in breach thereof or would, with the giving of notice or the lapse of time or both, be in breach or default.

8.28	Residency

TransAtlantic is a taxable Canadian Corporation within the meaning of the Income Tax Act (Canada).

8.29	Environmental

(a)	TransAtlantic and its Subsidiaries have been and are in compliance with all applicable Environmental Laws, Orders, directives and decisions rendered by any Governmental Body relating to the protection of the Environment, occupational health and safety or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any pollutants, contaminants, chemicals or industrial toxic or Hazardous Materials, Hazardous Activity, the failure to comply with which would have a material adverse effect on their business;

(b)	To TransAtlantic’s Knowledge, the real property, whether owned or leased, on which TransAtlantic or its Subsidiaries have carried, and now carry, on their business is free of all Environmental, Health, and Safety Liabilities, there are not any Hazardous Materials or Hazardous Activity stored in or on the real property, whether owned or leased, on which TransAtlantic has carried, or now carries, on its business, and TransAtlantic has not permitted the escape of any Hazardous Material on the real property, whether owned or leased, on which TransAtlantic or its Subsidiaries have carried, or now carry, on their business; and

(c)	There have been no Orders issued, environmental audits, evaluations, assessments or investigations conducted or other Proceedings taken or, to TransAtlantic’s Knowledge, Threatened against or relating to TransAtlantic, its Subsidiaries, their officers or directors, or their business or assets under any applicable Environmental Law.

8.30	Certain Payments

Neither TransAtlantic nor any of its Subsidiaries, nor, to TransAtlantic’s Knowledge, any director, officer, agent, or employee of TransAtlantic or its Subsidiaries, nor, to TransAtlantic’s Knowledge, any other Person associated with or acting for or on behalf of TransAtlantic or its Subsidiaries, has directly or indirectly: (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services other than routine entertainment expenses (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of TransAtlantic or its Subsidiaries or any Related Person of TransAtlantic or its Subsidiaries, or (iv) in violation of any Legal Requirement; or (b) established or maintained any fund or asset that has not been recorded in the books and records of TransAtlantic or its Subsidiaries.

8.31	Financial Statements

(a)	TransAtlantic has delivered to Riata the audited balance sheets of TransAtlantic and the related audited statements of income and cash flows for the twelve-month periods ending December 31, 2005 and 2006 and the draft balance sheet of TransAtlantic and the related statements of income and cash flow for the twelve-month period ending 2007 (as such draft materials are attached to the Disclosure Letter dated March 28, 2008) (collectively, the “Financial Statements”).

(b)	The Financial Statements fairly present the financial condition and the results of operations of TransAtlantic as of the respective dates and for the periods referred to in such financial statements. The Financial Statements reflect the consistent application of TransAtlantic’s accounting principles throughout the periods involved. No financial statements of any Person are required by GAAP to be included in the Financial Statements.

(c)	TransAtlantic has no material debt or liability of any kind whatsoever (whether accrued, contingent, absolute or otherwise) except for debt or liabilities incurred in the Ordinary Course of Business or as set forth in the balance sheet dated December 31, 2007 other than as set forth in the Disclosure Letter.

8.32	No Material Adverse Change

Since the date of the Financial Statements, there has not been any material adverse change in the business, operations, properties, assets, results, working capital position or condition (financial or other) of TransAtlantic or its Subsidiaries, and no event has occurred or circumstance exists that may result in such a material adverse change other than such changes that may have occurred as a result of general conditions in the industry in which TransAtlantic and its Subsidiaries operate.

8.33	Compliance with Securities Laws

As of the date hereof, TransAtlantic has timely filed all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act, the Exchange Act and Canadian Securities Laws (all of the foregoing and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits) incorporated by reference therein, being hereinafter referred to as the “Public Filings”). As of their respective dates, the Public Filings complied in all material respects with the requirements of the Exchange Act, the Securities Act and Canadian Securities Laws, as the case may be, and none of the Public Filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of TransAtlantic (including the consolidated financial statements of TransAtlantic and its Subsidiaries, as applicable) included in the Public Filings and the related notes complied as to form in all material respects with applicable accounting requirements and the published rules and regulations with respect thereto. All material agreements that were required to be filed as exhibits to the Public Filings to which TransAtlantic or any of its Subsidiaries is a party, or the property or assets of TransAtlantic or any of its Subsidiaries is subject, have been filed as exhibits to the Public Filings.

8.34	Disclosure Controls and Procedures

TransAtlantic has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Exchange Act) that are effective in all material respects to ensure that material information relating to TransAtlantic and its Subsidiaries is made known to TransAtlantic’s chief executive officer and chief financial officer. TransAtlantic maintains a system of accounting controls sufficient to provide reasonable assurances that: (a) transactions of TransAtlantic and its Subsidiaries are executed in accordance with management’s general or specific authorization; (b) transactions of TransAtlantic and its Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets of TransAtlantic and its Subsidiaries is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

8.35	Insurance

TransAtlantic and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks, including fire, and in such amounts as TransAtlantic believes are prudent and customary for a company in the business and operating in the locations in which TransAtlantic or its Subsidiaries operate. All such coverage is in full force and effect, and TransAtlantic or its Subsidiaries, as applicable, have complied with all material terms and conditions of such coverage, including premium payments. Neither TransAtlantic nor any of its Subsidiaries has received any written notice that TransAtlantic or its Subsidiaries will not be able to renew its existing insurance coverage as and when such coverage expires.

8.36	Change of Control

There is no control share acquisition, business combination, or other similar anti-takeover provision under the Organizational Documents applicable to the First Investment or the Second Investment. Neither TransAtlantic nor any of its Subsidiaries has adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of securities or a change in control.

8.37	Title to Oil and Gas Properties

TransAtlantic and its Subsidiaries have defensible title to all of their Oil and Gas Properties. Each Oil and Gas Property entitles TransAtlantic or its Subsidiaries, as the case may be, to receive not less than their undivided ownership interest set forth in all production saved and sold from or attributable to such Oil and Gas Property and the portion of the costs and expenses of operation and development of such Oil and Gas Property that is borne or to be borne by TransAtlantic is not greater than their undivided ownership interest. The Leases and Concession Agreements comprising the Oil and Gas Properties are in full force and effect, and any proceeds from the sale of TransAtlantic’s and its Subsidiaries’ share of the production from its Oil and Gas Properties are currently being paid in full to TransAtlantic or its Subsidiaries by the purchasers thereof on a timely basis, and none of such proceeds are currently being held in suspense by such purchaser or any other party.

8.38	Required Approvals

No approvals are required pursuant to Legal Requirements to complete the First Investment and the Second Investment, other than as described in Article 4 or as have already been obtained.

8.39	Bridge Loan

The term of the Bridge Loan has been extended and no amounts will be payable pursuant to the Bridge Loan (other than the interest payments described in the documents provided to Riata and an extension fee of US$20,000) until April 30, 2008. No other special fee or compensation is payable by TransAtlantic to any party in connection with the extension.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES OF RIATA

Riata represents and warrants to TransAtlantic as follows at the date of this Agreement, the First Closing and the Second Closing.

9.1	Corporate Standing

Riata is a limited liability company duly organized and validly subsisting under the laws of Oklahoma.

9.2	Power and Authority

Riata has all requisite power, authority and approvals to enter into this Agreement and each of the other respective instruments to be delivered by it pursuant to this Agreement, and to perform all of its obligations hereunder and thereunder, and this Agreement has been, and other such instruments will at the First Closing and Second Closing, as applicable, be duly executed and delivered by it and constitute, and will constitute, legal, valid and binding obligations of it enforceable against it in accordance with their respective terms.

9.3	No Finder’s Fee

There is no Person acting or purporting to act for Riata entitled to any brokerage or finder’s fee in connection with this Agreement.

9.4	Certain Requirements of Alberta Law

None of the Riata Entities is resident in Alberta and each of the Riata Entities has acknowledged (in each case in respect of the Common Shares acquired by it at the relevant time, but not if it is not acquiring Common Shares at the relevant time) that:

(a)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Common Shares subscribed for hereunder;

(b)	there is no government or other insurance covering the Common Shares ;

(c)	there are risks associated with the purchase of the Common Shares;

(d)	there are restrictions on its ability to resell the Common Shares and it is its responsibility to find out what those restrictions are and to comply with them before selling such securities;

(e)	the Corporation has advised it that the Corporation is relying on an exemption from the requirements to provide it with a prospectus and to sell securities through a person or company registered to sell securities under the Securities Act (Alberta) and other applicable securities laws and, as a consequence of acquiring Common Shares pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Alberta) and other applicable securities laws, including statutory rights of rescission or damages, will not be available to it; and

(f)	the certificate(s) representing the Common Shares subscribed for hereunder will be endorsed by a legend stating that the Common Shares subscribed for hereunder will be subject to restrictions on resale in accordance with applicable securities legislation.

9.5	Investment Intent

Each of the Riata Entities (in each case in respect of the Common Shares acquired by it at the relevant time, but not if it is not acquiring Common Shares at the relevant time):

(a)	understands that the Common Shares are “restricted securities” within the meaning of Rule 144 of the Securities Act and have not been registered under applicable Canadian Securities Laws, the Securities Act, or any state securities laws;

(b)	is acquiring the Common Shares as principal for its own account and not with a view to, or for distributing or reselling such Common Shares or any part thereof in violation of applicable Canadian Securities Laws, the Securities Act, or any state securities laws;

(c)	has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable Canadian Securities Laws, the Securities Act or any state securities laws (this representation and warranty not limiting any Riata Entity’s right to sell the Common Shares in compliance with applicable United States federal and state securities laws, and Canadian Securities Laws). Subject to the immediately preceding sentence, nothing contained herein shall be deemed a representation or warranty by any Riata Entity to hold the Common Shares for any period of time;

(d)	is not a registered broker dealer or an entity engaged in the business of being a broker dealer;

(e)	at the time of each of the First Investment and the Second Investment, as applicable, will not have any agreements or understandings, directly or indirectly, with any Person to distribute any such securities other than the Registration Rights Agreement; and

(f)	is aware of the provisions of Rule 144 of the Securities Act, which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the existence of a public market for the shares, the availability of certain current public information about TransAtlantic, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being effected through a “broker’s transaction” or in transactions directly with a “market maker” and the number of shares being sold during any three-month period not exceeding specified limitations.

9.6	Purchaser Status

Each of the Riata Entities (in each case in respect of the Common Shares acquired by it at the relevant time, but not if it is not acquiring Common Shares at the relevant time):

(a)	at the date of the First Investment and the Second Investment, as applicable, will be, an "accredited investor" as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act;

(b)	is not purchasing the Common Shares as a result of any advertisement, article, notice or other communication regarding the Common Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement;

(c)	has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Common Shares, and has so evaluated the merits and risks of such investment;

(d)	is able to bear the economic risk of an investment in the Common Shares and, at the present time, is able to afford a complete loss of such investment;

(e)	acknowledges that it has had the opportunity to review the disclosure materials and has been afforded:

(i)	the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of TransAtlantic concerning the terms and conditions of the offering of the Common Shares and the merits and risks of investing in the Common Shares;

(ii)	access to information about TransAtlantic and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and

(iii)	the opportunity to obtain such additional information that TransAtlantic possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment;

(f)	has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Common Shares;

(g)	other than with respect to the transactions contemplated herein, since the 30th day prior to the date of this Agreement, no Riata Entity or any of their respective Affiliates which:

(i)	had knowledge of the transactions contemplated hereby;

(ii)	has or shares discretion relating to any Riata Entity’s investments or trading or information concerning any Riata Entity’s investments, including in respect of the Common Shares; and

(iii)	is subject to Riata’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”);

has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with any Riata Entity or any Trading Affiliate, effected or agreed to effect any Short Sales involving TransAtlantic’s securities, borrowed or pre-borrowed any Common Shares, or granted any other right (including without limitation, any put or call option) with respect to the Common Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Common Shares or otherwise sought to hedge its position in the Common Shares (each, a “Prohibited Transaction”). Each Riata Entity has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction);

(h)	is resident in the United States and will advise TransAtlantic two days or more before the First or Second Closing, of its state of residence;

(i)	has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Common Shares;

(j)	understands that the Common Shares being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and the prospectus and registration requirements of Canadian Securities Law and that TransAtlantic is relying in part upon the truth and accuracy of, and each Riata Entity’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of each Riata Entity set forth herein in order to determine the availability of such exemptions and the eligibility of the Riata Entities to acquire the Common Shares; and

(k)	understands that no United States or state agency, Canadian federal or provincial agency or any other Governmental Body has passed on or made any recommendation or endorsement of the Common Shares or the fairness or suitability of the investment in the Common Shares nor have such authorities passed upon or endorsed the merits of the offering of the Common Shares.

9.7	Purchaser Status

Riata has provided to the TSX all of the Personal Information Forms required pursuant to the Conditional Approval Letter and Riata’s nomination of a director pursuant to Section 6.1.

ARTICLE 10

COVENANTS OF TRANSATLANTIC PRIOR TO SECOND CLOSING

Between the date of this Agreement and the Second Closing (other than in respect of the obligation in Section 10.7, which obligation shall continue if the First Closing occurs), TransAtlantic covenants and agrees with Riata that TransAtlantic will comply with all covenants and provisions of this Article 10, except to the extent Riata may otherwise consent in writing or to the extent otherwise expressly required or permitted by this Agreement.

10.1	Access and Investigation

TransAtlantic and its Representatives will:

(a)	afford Riata and its Representatives full and free access, on reasonable prior notice to TransAtlantic and during normal business hours, to TransAtlantic’s personnel, equipment, properties (including subsurface testing), Contracts, books and records, and other documents and data;

(b)	provide Riata and its Representatives with copies of all such Contracts, books and records, and other existing documents and data as Riata may reasonably request; and

(c)	provide Riata and its Representatives with such additional financial, operating, and other data and information as Riata may reasonably request.

10.2	Operation of the Business of TransAtlantic

TransAtlantic will:

(a)	conduct its business only in the Ordinary Course of Business; and

(b)	otherwise report periodically to Riata as Riata may request from time to time concerning the status of the business, operations, and finances of TransAtlantic.

10.3	Required Approvals

As promptly as practicable after the date of this Agreement, TransAtlantic will make all filings required by Legal Requirements to be made by it in order to complete the Second Investment. TransAtlantic will cooperate with Riata with respect to all filings that Riata elects to make or is required by Legal Requirements to make in connection with the First Investment and Second Investment.

10.4	Reports

TransAtlantic shall file all reports required to be filed under the Securities Act, the Exchange Act and Canadian Securities Laws in a timely manner, including any extensions of the applicable time frames permitted under such laws.

10.5	Notification

(a)	TransAtlantic will promptly notify Riata in writing if TransAtlantic becomes aware of any fact or condition that causes or constitutes a breach of any of TransAtlantic’s representations and warranties as of the date of this Agreement, or if TransAtlantic becomes aware of the occurrence after the date of this Agreement and prior to the Second Investment of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.

(b)	Should any such fact or condition require any change in the Disclosure Letter if the Disclosure Letter were dated the date of the occurrence or discovery of any such fact or condition, TransAtlantic will promptly deliver to Riata a supplement to the Disclosure Letter specifying such change.

(c)	During the same period, TransAtlantic will promptly notify Riata of the occurrence of any breach of any covenant in this Article 10 or of the occurrence of any event that may make the satisfaction of the conditions in Article 12 impossible or unlikely.

10.6	Best Efforts

TransAtlantic will use its Best Efforts to cause the conditions in Article 12 to be satisfied, subject to the rights and obligations provided for in this Agreement.

10.7	Proceeds

TransAtlantic will use the proceeds from the First Investment and the Second Investment for general corporate purposes. TransAtlantic will use the proceeds from the Riata Loan to repay the Bridge Loan. None of the proceeds shall be used to fund the payments of dividends to any TransAtlantic Shareholder.

ARTICLE 11

COVENANTS OF RIATA PRIOR TO SECOND CLOSING DATE

11.1	Approvals of Governmental Bodies

As promptly as practicable after the date of this Agreement or the First or Second Closings, Riata will cause each Riata Entity to make all filings required by applicable Legal Requirements to be made by it. Riata will, and will cause each Riata Entity to, cooperate with TransAtlantic with respect to all filings that TransAtlantic is required by applicable Legal Requirements or the TSX to make in connection with the First Investment and the Second Investment, provided that this Agreement will not require Riata to dispose of (or make any change in) any portion of its business or to incur any other burden to obtain a Governmental Authorization.

11.2	Notification

(a)	Riata will promptly notify TransAtlantic in writing if it becomes aware of any fact or condition that causes or constitutes a breach of any of its or any Riata Entity’s representations and warranties as of the date they are made, or if Riata becomes aware of the occurrence after the date of this Agreement and prior to the First Investment or Second Investment of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.

(b)	Riata will promptly notify TransAtlantic of the occurrence of any breach of any covenant in this Article 11 or of the occurrence of any event that may make the satisfaction of the conditions in Article 13 impossible or unlikely.

11.3	Best Efforts

Riata will use its Best Efforts to cause the conditions in Article 13 to be satisfied, subject to the rights and obligations provided for in this Agreement.

ARTICLE 12

CONDITIONS PRECEDENT TO OBLIGATIONS OF RIATA

Riata’s obligations under this Agreement shall be subject to the satisfaction, at or prior to the First Closing and the Second Closing, as applicable, of each of the following conditions precedent (any of which may be waived by Riata, in whole or in part at its sole discretion).

12.1	Receipt of Approvals Required by the TSX

(a)	On or before the First Closing Date the approvals described in Section 4.1 shall have been obtained and the Conditional Approval Letter shall not have been amended in a manner that is materially adverse to the value of the Riata Entities’ actual or potential investment in TransAtlantic.

(b)	On or before the Second Closing Date the approvals described in Section 4.2 shall have been obtained and the Conditional Approval Letter shall not have been amended in a manner that is materially adverse to the value of the Riata Entities’ actual or potential investment in TransAtlantic.

12.2	Accuracy of Representations

Each of the representations and warranties of TransAtlantic made in this Agreement shall be accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the First Closing Date and as of the Second Closing Date. The Disclosure Letter, as it may be amended and delivered at the time of the First Closing and the Second Closing, shall be acceptable to Riata in its sole discretion.

12.3	TransAtlantic’s Performance

Each of the covenants and obligations that TransAtlantic is required to perform or to comply with pursuant to this Agreement at or prior to the First Closing or the Second Closing, as applicable, shall be duly performed and complied with in all material respects.

12.4	Deliveries by TransAtlantic at First Closing

Each of the following shall be delivered to Riata on or before the First Closing:

(a)	a copy of the Registration Rights Agreement, the Moroccan Farm-in Agreement and documentation to evidence the Riata Loan, in each case executed by TransAtlantic or its Affiliates and in a form satisfactory to Riata;

(b)	certificates representing the First Investment Shares with required legends;

(c)	a certificate executed by the Chief Executive Officer of TransAtlantic confirming that each of TransAtlantic’s representations and warranties in this Agreement are accurate as of the date of the First Closing;

(d)	an opinion of Macleod Dixon LLP, counsel to TransAtlantic, dated as of the First Closing Date as to the representations and warranties of TransAtlantic set out in Sections 8.1, 8.2, 8.3 and 8.15; and

(e)	such other documents as Riata may reasonably request for the purpose of:

(i)	evidencing the accuracy of any of TransAtlantic’s representations and warranties set forth in this Agreement;

(ii)	evidencing the performance by TransAtlantic of, or the compliance by TransAtlantic with, any covenant or obligation required to be performed or complied with by TransAtlantic with respect to the First Closing;

(iii)	evidencing the satisfaction of any condition referred to in this Article 12 with respect to the First Closing; or

(iv)	otherwise facilitating the consummation or performance of the First Investment.

12.5	Deliveries by TransAtlantic at Second Closing

Each of the following shall be delivered to Riata on or before the Second Closing:

(a)	certificates representing the Second Investment Shares with required legends;

(b)	a certificate executed by the Chief Executive Officer of TransAtlantic confirming that each of TransAtlantic’s representations and warranties in this Agreement are accurate as of the date of the Second Closing; and

(c)	an opinion of Macleod Dixon LLP, counsel to TransAtlantic, dated as of the Second Closing Date as to the representations and warranties of TransAtlantic set out in Sections 8.1, 8.2, 8.3 and 8.15; and

(d)	such other documents as Riata may reasonably request for the purpose of:

(i)	evidencing the accuracy of any of TransAtlantic’s representations and warranties set forth in this Agreement;

(ii)	evidencing the performance by TransAtlantic of, or the compliance by TransAtlantic with, any covenant or obligation required to be performed or complied with by TransAtlantic with respect to the Second Closing;

(iii)	evidencing the satisfaction of any condition referred to in this Article 12 with respect to the Second Closing; or

(iv)	otherwise facilitating the consummation or performance of the Second Investment.

12.6	No Proceedings

No Proceeding has commenced or is Threatened as of the First Closing Date or the Second Closing Date that:

(a)	involves any challenge to, or seeks damages or other relief in connection with, the First Investment or the Second Investment; or

(b)	may have the effect of preventing, delaying, making illegal, or otherwise interfering with the First Investment or the Second Investment or is materially adverse to the value of the Riata Entities’ actual or potential investment in TransAtlantic.

12.7	No Prohibition

There shall not be in effect any Legal Requirement or any injunction or other Order that prohibits the First Investment or the Second Investment or otherwise imposes conditions or terms which are materially adverse to the value of the Riata Entities’ actual or potential investment in TransAtlantic.

12.8	Bridge Loan Status

The Bridge Loan shall have been repaid or shall not be in default in any material respect such that no holder is entitled to bring proceedings for default of the Bridge Loan.

ARTICLE 13

CONDITIONS PRECEDENT TO OBLIGATIONS OF TRANSATLANTIC

TransAtlantic’s obligations shall be subject to the satisfaction, at or prior to the First Closing and at or prior to the Second Closing, as applicable, of each of the following conditions precedent (any of which may be waived by TransAtlantic, in whole or in part in its sole discretion).

13.1	Receipt of Approvals Required by the TSX

On or before the First Closing Date the approvals described in Section 4.1 shall have been obtained and the Conditional Approval Letter shall not have been amended in a manner that is materially adverse to TransAtlantic. On or before the Second Closing Date the approvals described in Section 4.2 shall have been obtained and the Conditional Approval Letter shall not have been amended in a manner that materially adversely affects the value of the First Investment or the Second Investment, respectively, to TransAtlantic

13.2	Accuracy of Representations

Each of the representations and warranties of Riata in this Agreement shall be accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the First Closing Date and as of the Second Closing Date.

13.3	Riata’s Performance

Each of the covenants and obligations that Riata is required to perform or to comply with pursuant to this Agreement at or prior to the First Closing or the Second Closing, as applicable, shall be duly performed and complied with in all material respects.

13.4	Deliveries by Riata at First Closing

Each of the following shall be delivered to TransAtlantic at or prior to the First Closing:

(a)	a copy of the Registration Rights Agreement and the Moroccan Farm-in Agreement and documentation to evidence the Riata Loan in each case executed by Riata or its Affiliates and in a form satisfactory to TransAtlantic;

(b)	a certificate executed by the senior officer of Riata confirming that each of Riata’s, and if applicable, any other Riata Entity’s, representations and warranties in this Agreement is accurate in all respects as of the date of the First Closing;

(c)	Cdn. $3,000,000, representing the aggregate purchase price of the First Investment Shares;

(d)	U.S. $2,000,000, representing the principal amount of the Riata Loan;

(e)	opinion of outside legal counsel as to the matters described in Section 9.1 and 9.2 (qualified as may be appropriate as a result of the fact that the Agreement is governed by the law of Alberta); and

(f)	such other documents as TransAtlantic may reasonably request for the purpose of:

(i)	evidencing the accuracy of any representation or warranty of the Riata Entities;

(ii)	evidencing the performance by Riata of, or the compliance by Riata with, any covenant or obligation required to be performed or complied with by Riata with respect to the First Closing;

(iii)	evidencing the satisfaction of any condition referred to in this Article 13 with respect to the First Closing; or

(iv)	otherwise facilitating the consummation or performance of the First Investment.

13.5	Deliveries by Riata at Second Closing

Each of the following shall be delivered to TransAtlantic at or prior to the Second Closing:

(a)	a certificate executed by the senior officer of Riata confirming that each of Riata’s, and if applicable, any other Riata Entity’s, representations and warranties in this Agreement is accurate in all respects as of the date of the Second Closing;

(b)	Cdn. $9,000,000, representing the aggregate purchase price of the Second Investment Shares;

(c)	opinion of outside legal counsel as to the matters described in Section 9.1 and 9.2 (qualified as may be appropriate as a result of the fact that the Agreement is governed by the law of Alberta); and

(d)	such other documents as TransAtlantic may reasonably request for the purpose of:

(i)	evidencing the accuracy of any representation or warranty of Riata;

(ii)	evidencing the performance by Riata of, or the compliance by Riata with, any covenant or obligation required to be performed or complied with by Riata with respect to the Second Closing;

(iii)	evidencing the satisfaction of any condition referred to in this Article 13 with respect to the Second Closing; or

(iv)	otherwise facilitating the consummation or performance of the Second Investment.

13.6	No Proceedings

No Proceeding has commenced or is Threatened as of the First Closing Date and the Second Closing Date that:

(a)	involves any challenge to, or seeks damages or other relief in connection with, the First Investment or the Second Investment, respectively; or

(b)	that may have the effect of preventing, delaying, making illegal, or otherwise interfering with or materially adversely affecting the value of the First Investment or the Second Investment, respectively, to TransAtlantic.

13.7	No Prohibition

There shall not be in effect any Legal Requirement or any injunction or other Order that prohibits the First Investment or the Second Investment or otherwise imposes conditions or terms which are materially adverse to the value of the First Investment or the Second Investment, respectively, to TransAtlantic.

ARTICLE 14

TERMINATION

14.1	Termination of Obligation to Complete the First Investment or Second Investment

The obligation of Riata and TransAtlantic to complete the First Investment or the Second Investment may, by written notice given prior to or at the First Closing or the Second Closing, be terminated:

(a)	by either Riata or TransAtlantic if a material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived or cured within 30 days of notice of such breach (if such breach is curable without material adverse effect on such Party);

(b)	by Riata if any of the conditions in Article 12 have not been satisfied as of either the First Closing Date or the Second Closing Date (other than the condition described in Section 12.1), as applicable, or if satisfaction of such a condition is or becomes impossible (other than through the failure of Riata to comply with its obligations under this Agreement) and Riata has not waived such condition on or before the First Closing Date or the Second Closing Date, as applicable;

(c)	by TransAtlantic if any of the conditions in Article 13 have not been satisfied as of either the First Closing Date or the Second Closing Date (other than the condition described in Section 13.1), as applicable, or if satisfaction of such a condition is or becomes impossible (other than through the failure of TransAtlantic to comply with its obligations under this Agreement) and TransAtlantic has not waived such condition on or before the First Closing Date or the Second Closing Date, as applicable;

(d)	by mutual consent of Riata and TransAtlantic;

(e)	by either Riata or TransAtlantic if the TSX approval of the First Investment or Second Investment is not obtained pursuant to Section 4.1 by May 30, 2008;

(f)	by either Riata or TransAtlantic if Shareholder Approval of the Second Investment is not obtained pursuant to Section 4.2 by July 31, 2008;

(g)	by either Riata or TransAtlantic if the First Closing has not occurred on or before June 30, 2008, or such later date as Riata and TransAtlantic may agree upon; or

(h)	by either Riata or TransAtlantic if the Second Closing has not occurred on or before August 30, 2008, or such later date as Riata and TransAtlantic may agree upon,

provided, however, that any right to terminate this Agreement pursuant to this Section 14.1 shall not be available to either Riata or TransAtlantic, as applicable, if such Party, at such time, is in material breach of any provision of this Agreement such that the conditions of the other Party set forth in Article 12 or Article 13, as applicable, shall not be satisfied.

14.2	Effect of Termination

Each Party’s right of termination is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If the obligation of the Parties to complete the First Investment or the Second Investment, as applicable, is terminated pursuant to this Article 14, all of the other obligations of the Parties under this Agreement that do not relate to the completion of the First Investment or the Second Investment, as applicable, shall survive such termination.

14.3	Attempt to Remedy

Each Party shall use its Best Efforts to avoid the termination of this Agreement pursuant to Section 14.1 and shall co-operate with the other Party to allow the satisfaction of all required conditions to allow the completion of the First Investment and the Second Investment. Each Party shall agree to delay the First Closing or the Second Closing and shall engage in such measures except that:

(a)	no extension shall be required beyond the dates specified in Section 14.1(g) or (h); and

(b)	Best Efforts shall not be required beyond a period of 30 days if it is impossible to satisfy a condition without material adverse effect on one of the Parties (and in the case of Riata, the Riata Entities).

ARTICLE 15

SURVIVAL AND INDEMNIFICATION

15.1	Survival

All representations and warranties contained in this Agreement and any other certificate or document delivered pursuant to this Agreement will survive the First Closing Date and the Second Closing Date.

15.2	Effect of Knowledge

None of the Parties’ representations and warranties will be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time by the other Party.

15.3	Indemnification and Payment of Damages by TransAtlantic

TransAtlantic will indemnify and hold harmless Riata, the Riata Entities (if the First Closing or Second Closing occurs) and their respective Representatives, (collectively, the “Riata Indemnified Persons”) for, and will pay to the Riata Indemnified Persons the amount of, any loss, liability, claim, damage (excluding consequential damages or economic loss), expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a)	any breach of any representation or warranty made by TransAtlantic in this Agreement or any other certificate or document delivered by TransAtlantic pursuant to this Agreement; or

(b)	any breach by TransAtlantic of any covenant or obligation of TransAtlantic under this Agreement;

The remedies provided in this Section 15.3 will be the exclusive remedy of any Riata Indemnified Person for any breach of or failure of performance required hereunder by TransAtlantic, provided, however, that:

(i)	any claim pursuant to Section 15.3(a) must be made within two years of the date of this Agreement; and

(ii)	any right or remedy of a Party hereto by reason of the fraud or intentional breach of any other Party hereto shall not be so limited and may be brought at any time.

15.4	Indemnification and Payment of Damages by Riata

Riata will indemnify and hold harmless TransAtlantic and its Representatives (“TransAtlantic Indemnified Persons”) and will pay to the TransAtlantic Indemnified Persons the amount of any Damages arising, directly or indirectly, from or in connection with:

(a)	any breach of any representation or warranty made by Riata (or on behalf of a Riata Entity) in this Agreement or in any other certificate or document delivered by Riata pursuant to this Agreement; or

(b)	any breach by Riata of any covenant or obligation of Riata in this Agreement

The remedies provided in this Section 15.4 will be the exclusive remedy of any TransAtlantic Indemnified Person for any breach of or failure of performance required hereunder by Riata, provided, however, that:

(i)	any claim pursuant to Section 15.4(a) must be made within two years of the date of this Agreement; and

(ii)	any right or remedy of a Party hereto by reason of the fraud or intentional breach of any other Party hereto shall not be so limited and may be brought at any time.

15.5	Procedure for Indemnification—Third Party Claim

(a)	Promptly after receipt by a Riata Indemnified Person or a TransAtlantic Indemnified Person (an “Indemnified Person”) of notice of the commencement of any Proceeding relating to Section 15.3 or Section 15.4, against it, such Indemnified Person will, if a claim is to be made against an indemnifying Person under such Section, give notice to the indemnifying Person of the commencement of such claim, but the failure to notify the indemnifying Person will not relieve the indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the indemnifying Person demonstrates that the defense of such action is prejudiced by the Indemnified Person’s failure to give such notice.

(b)	If any Proceeding referred to in Section 15.5(a) is brought against an Indemnified Person, upon notice from such Indemnified Person to the indemnifying Person of the commencement of such Proceeding, the indemnifying Person will be entitled to participate in such Proceeding and, to the extent that it wishes, unless:

(i)	the indemnifying Person is also a party to such Proceeding and the Indemnified Person determines in good faith that joint representation would be inappropriate; or

(ii)	the indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding, to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Person (acting reasonably) and, after notice from the indemnifying Person to the Indemnified Person of its election to assume the defense of such Proceeding,

(c)	The indemnifying Person will not, as long as it diligently conducts such defense, be liable to the Indemnified Person under this Article 15 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Proceeding, other than reasonable costs of investigation.

(d)	If the indemnifying Person assumes the defense of a Proceeding:

(i)	no compromise or settlement of such claims may be effected by the indemnifying Person without the Indemnified Person’s consent, unless:

(A)	there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Person, and

(B)	the sole relief provided is monetary damages that are paid in full by the indemnifying Person; and

(ii)	the Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent.

(c)	Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Related Persons other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the indemnifying Person, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying Person will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

15.6	Participation

The Party not controlling the defense of a Proceeding shall have the right to be represented by advisory counsel and accountants (at its own expense) in connection with any Proceeding, and shall be kept reasonably informed by the defending Party of the status of such Proceeding at reasonable times at all stages thereof, whether or not such Party is so represented. The indemnifying Person and Indemnified Persons agree to make available to each other, their counsel and accountants all information and documents reasonably available to them which relate to such action, suit or Proceeding, and agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such Proceeding.

15.7	Procedure for Indemnification—Other Claims

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the Party from whom indemnification is sought.

ARTICLE 16

GENERAL PROVISIONS

16.1	Access to Information

TransAtlantic agrees that Riata shall have the right, at Riata’s expense, on reasonable prior notice to TransAtlantic, and during normal business hours, to audit, exercise and make copies of or extracts from the books of account and other books and records of TransAtlantic and its Subsidiaries.

16.2	Expenses

Except as otherwise expressly provided in this Agreement or in this Section, each Party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement, the First Investment and the Second Investment, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by the other Party.

16.3	Public Announcements

Subject to TransAtlantic’s obligation under Canadian Securities Laws to make timely disclosure of material information, any public announcement or similar publicity with respect to this Agreement or the First Investment or the Second Investment will be issued, if at all, at such time and in such manner as Riata and TransAtlantic, jointly, may determine.

16.4	Confidentiality

Riata acknowledges and agrees that all non-public information concerning TransAtlantic and its Subsidiaries which is given to Riata or its Representatives will be used solely for the purposes of completing Riata’s due diligence review and will be treated confidentially by Riata for so long as such information remains non-public. Riata agrees that it will only provide such non-public information concerning TransAtlantic and its Subsidiaries to those Representatives of Riata as is necessary, and will be responsible for ensuring that each of its Representatives treats any non-public information concerning TransAtlantic and its Subsidiaries confidentially for so long as it remains non-public, and Riata will be responsible for a breach by any of its Representatives in respect thereof. Except as otherwise required by applicable law or judicial or regulatory process, until it becomes public or if it is otherwise already known by Riata or developed independently by Riata or its representatives, Riata will not disclose any non-public information concerning TransAtlantic or its Subsidiaries to a third party without TransAtlantic’s consent.

16.5	Notices

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by certified mail, return receipt requested; or (c) when received by the addressee, if sent by Federal Express or United Parcel Service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a Party may designate by notice to the other Parties):

TransAtlantic:

TransAtlantic Petroleum Corp.

1840, 444 - 5th Avenue S.W.

Calgary, Alberta T2P 2T8

Attention: President

Telephone No.: (403) 262-8556

Facsimile No.: (403) 262-1349

with a copy to:

TransAtlantic Petroleum (U.S.A.) Corp.

1755, 5910 N. Central Expressway

Dallas, Texas 75206

Attention: President

Telephone No.: (214) 220-4323

Facsimile No.: (214) 220-4327

and to:

Macleod Dixon LLP

3700 Canterra Tower

400 Third Avenue S.W.

Calgary, Alberta T2P 4H2

Attention: Lianne Tysowski

Telephone No.: (403) 267-8224

Facsimile No.: (403) 265-5973

Riata:

Riata Management, LLC

4801 Gaillardia Parkway, Suite 225

Oklahoma City, Oklahoma 73142

Attention: Matthew McCann

Telephone No.: (405) 286-6324-1036

Facsimile No.: (405) 286-1393

with a copy to:

Porter & Hedges LLP

1000 Main Street, 36th Floor

Houston, Texas 77002

Attention: Robert G. Reedy

Telephone No.: (713) 226-6674

Facsimile No.: (713) 226-6274

16.6	Governing Legal Requirement

This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The Parties hereto irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta to resolve any dispute pursuant to this Agreement.

16.7	Further Assurances

The Parties agree:

(a)	to provide upon request to each other such further information;

(b)	to execute and deliver to each other such other documents; and

(c)	to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement,

subject to any rights of termination each Party may have under this Agreement, which may be exercised in such Party’s sole discretion after compliance with the obligations specified in Section 14.3.

16.8	Waiver

The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege.

16.9	Entire Agreement and Modification

This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the Party to be charged with the amendment.

16.10	Disclosure Letter

The disclosures in the Disclosure Letter, and those in any supplement thereto, must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

16.11	Binding Effect and Assignment.

(a)	This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors and assigns.

(b)	No Party may assign either this Agreement or any of its rights, interest or obligations hereunder without the prior written approval of the other Party; provided, however, that Riata may upon notice to TransAtlantic: (i) direct that title to all or part of the First Investment and/or Second Investment to be conveyed to Riata be taken in one or more of Riata’s Affiliates; (ii) assign any or all of its rights and interest hereunder to one or more of its Affiliates; and (iii) designate one or more of its Affiliates to perform its obligations hereunder (any such Affiliate or Affiliates shall be a “Riata Designee”); provided, that in any or all such cases Riata nonetheless shall remain responsible for the performance of its duties, liabilities or obligations hereunder and the representations and warranties given in Article 9 shall be deemed to be given on behalf of any such Riata Designee which acquires any of the First Investment Shares or the Second Investment Shares.

16.12	Severability

If any provision of this Agreement is held invalid or unenforceable by any arbitrator or court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

16.13	Section Headings, Construction

The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect the construction or interpretation of this Agreement. All references to “Article”, “Articles”, “Section” or “Sections” refer to the corresponding Article, Articles, Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

16.14	Time of Essence

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

16.15	Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Investment Agreement Execution Page

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

RIATA MANAGEMENT, LLC		TRANSATLANTIC PETROLEUM CORP.

By:	/s/ N. Malone Mitchell. 3rd	By:	/s/ Scott C. Larsen
	N. Malone Mitchell. 3rd		Scott C. Larsen

Exhibit 1

DISCLOSURE LETTER

•

Riata Management, LLC

4801 Gaillardia Parkway, Suite 225

Oklahoma City, Oklahoma 73142

Gentlemen:

We refer to the Investment Agreement (the “Agreement”) to be entered into today between TransAtlantic Petroleum Corp. (the “Company”) and Riata Management, LLC (“Riata”).

This letter constitutes the Disclosure Letter referred to in the Agreement. The representations and warranties of TransAtlantic in the Agreement are made and given subject to the disclosures in this Disclosure Letter. The disclosures in this Disclosure Letter are to be taken as relating to the representations and warranties in the section of the Agreement to which they expressly relate and to no other representation or warranty in the Agreement.

Terms defined in the Agreement are used with the same meaning in this Disclosure Letter.

By reference to the Agreement (using the numbering of the relevant Article), the matters listed below are disclosed.

[Insert Disclosures by reference to applicable section]

Very truly yours,

TransAtlantic Petroleum Corp.

By:

Riata acknowledges receipt of the Disclosure Letter of which this is a duplicate.

Dated:

Riata Management, LLC

By:

CREDIT AGREEMENT

THIS AGREEMENT dated as of March 28, 2008 is between:

RIATA MANAGEMENT, LLC, an Oklahoma limited liability company, having an office at 4801 Gaillardia Parkway, Suite 225, Oklahoma City, Oklahoma 73142

(the “Lender”)

AND:

TRANSATLANTIC PETROLEUM CORP., an Alberta corporation having its chief executive office at Suite 1840, 444-5th Ave., S.W., Calgary Alberta T2P 2T8

(the “Borrower”)

BACKGROUND

A. Simultaneously with the execution and delivery of this Agreement, the Lender and the Borrower have entered into the Acquisition Agreement dated as of the date hereof (the “Acquisition Agreement”), with respect to, inter alia, the purchase by the Lender of shares of the common stock of the Borrower (the “Purchased Shares”) at the First Closing (as such term is defined in the Acquisition Agreement) and at the Second Closing (as such term is defined in the Acquisition Agreement), upon the terms, and subject to the conditions set forth in the Acquisition Agreement.

B. Simultaneously with the purchase of Purchased Shares at the First Closing, the Lender has agreed to lend to the Borrower and the Borrower has agreed to borrow from the Lender the aggregate principal amount of US$2,000,000, on the terms and subject to the conditions of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. Definitions. In this Agreement:

(a)	“Acquisition Agreement” has the meaning set forth in recital A above;

(b)	“Business Day” means a day which is not a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized or required to be closed;

(c)	“CD Pledge” has the meaning set forth in paragraph 6;

(d)	“Collateral” means all personal property or assets, tangible or intangible, that are, or are intended to be, at any time subject to the lien and security interest created in favor of the Lender pursuant to the Security Agreement, the CD Pledge or any other security agreement or other document described in or delivered pursuant to paragraph 6 of this Agreement;

(e)	“Disclosure Record” has the meaning set forth in clause (i) of paragraph 8;

(f)	“Event of Default” has the meaning set forth in paragraph 11 below;

(g)	“Exchange” means the Toronto Stock Exchange;

(h)	“First Closing” has the meaning set forth in the Acquisition Agreement;

(i)	“Guarantors” means TransAtlantic Petroleum (USA) Corp., a Colorado corporation, TransAtlantic Worldwide, Ltd., a Bahamas corporation, TransAtlantic Maroc, Ltd., a Bahamas corporation, TransAtlantic North Sea, Ltd., a Bahamas corporation, and TransAtlantic Turkey, Ltd., a Bahamas corporation, and “Guarantor” means any such entity;

(j)	“Guaranty” has the meaning set forth in paragraph 6;

(k)	“Indemnitee” has the meaning set forth in paragraph 14;

(l)	“Loan” means the loan to be made by the Lender to the Borrower pursuant to paragraph 2 of this Agreement;

(m)	“Maximum Rate” has the meaning set forth in paragraph 23;

(n)	“Note” has the meaning set forth in paragraph 2;

(o)	“Outstanding Balance” has the meaning set forth in paragraph 4(a) below;

(p)	“Purchased Shares” has the meaning set forth in recital A above;

(q)	“Quest Capital” means Quest Capital Corp., a British Columbia company;

(r)	“Quest Capital Debt” means the indebtedness of the Borrower to Quest Capital in the aggregate outstanding principal amount of US$2,000,000 issued pursuant to the Credit Agreement dated April 16, 2007, as amended, between Quest Capital, as lender, and the Borrower, as borrower;

(s)	“Second Closing” has the meaning set forth in the Acquisition Agreement;

(t)	“Security Agreement” has the meaning set forth in paragraph 6; and

(u)

“Subsidiaries” means, with respect to the Borrower, any corporation of which at least a majority of the outstanding shares to which there is attached voting power under ordinary circumstances to elect a majority of the board of directors of such corporation, shall at the relevant time be owned directly or indirectly by the Borrower, one or more Subsidiaries of the Borrower, or any combination thereof, and “Subsidiary” shall mean any one of them.

2. The Loan. Subject to and upon the fulfilment of the conditions precedent contained in paragraph 7 of this Agreement, the Lender will advance to the Borrower the principal amount of US$2,000,000. At the option of the Lender, the proceeds of the Loan may be advanced directly by the Lender to Quest Capital to repay the Quest Capital Debt. The Loan will be evidenced by a promissory note in the form attached hereto as Exhibit A (the “Note”).

3. Use of Proceeds. The Borrower covenants and agrees with the Lender that the proceeds of the Loan will be used by the Borrower to repay in full the Quest Capital Debt and for no other purpose whatsoever.

4. Term, Prepayment and Payments Generally

(a)	The aggregate unpaid principal amount of the Loan, together with all accrued but unpaid interest and other costs, expenses or charges payable hereunder from time to time (collectively the “Outstanding Balance”), will be immediately due and payable by the Borrower to the Lender on the earliest of:

(i)	June 30, 2008;

(ii)	the date of any change of control of the Borrower (“control” being defined as ownership of or control or direction over, directly or indirectly, 20% or more of the outstanding voting securities of the Borrower); and

(iii)	the occurrence of an Event of Default and a demand for payment by the Lender pursuant to paragraph 12 below.

(b)	If after the making of the Loan, or any portion thereof, the Borrower or any of its Subsidiaries sell or otherwise dispose of any assets outside of the ordinary course of business, or close one or more equity or debt financings, the Borrower will pay or cause to be paid to the Lender all proceeds from such sale, disposition or financing, net of reasonable selling or financing costs, up to the full amount of the Outstanding Balance, to be applied to the repayment of the Loan.

(c)	The Borrower may prepay the Loan in whole at any time before maturity, without penalty.

(d)

All payments to be made by the Borrower will be made without deduction for any counterclaim, defence, recoupment or setoff and free and clear, and without deduction for, or withholding of any and all taxes (other than taxes upon net income of the Lender imposed by the United States of America and the State of Oklahoma). If the Borrower is required by law to deduct or withhold any taxes (other than taxes upon the net income of the Lender imposed by the United States of America or the State of Oklahoma) from payments due hereunder, the amount payable by the Borrower to the Lender shall be increased as necessary so that after making all required deductions and withholdings, the Lender receives the amount it would have received had there been no deduction or withholding, and the Borrower shall pay the full amount required to be deducted or withheld to the appropriate taxing authority.

5. Interest. Interest will accrue on the Outstanding Balance from time-to-time outstanding during the period from the date the Loan is made to the date the entire Outstanding Balance is repaid at the rate of twelve per cent (12%) per annum, calculated daily and compounded monthly and be payable by the Borrower to the Lender on June 30, 2008, and from time-to-time after maturity upon the demand of the Lender; provided however, that if the entire principal amount of the Loan is repaid on or before June 15, 2008, no interest will be payable by the Borrower to the Lender with respect to the Loan.

6. Guarantees and Collateral. Simultaneously with the making of the Loan, the Borrower will (i) cause each of the Guarantors to execute and deliver to the lender a guaranty in the form attached hereto as Exhibit B (the “Guaranty”), (ii) execute and deliver, and cause each Guarantor to execute and deliver, to the Lender a Security Agreement in the form attached hereto as Exhibit C (the “Security Agreement”) pursuant to which the Borrower will assign and convey to the Lender a first priority lien and security interest in the Collateral to secure the repayment of the Outstanding Balance and any other obligation, indebtedness or liability of the Borrower to the Lender, whether now existing or hereafter incurred, (iii) cause TransAtlantic Maroc, Ltd., to execute and deliver a CD Pledge Agreement in the form attached hereto as Exhibit D (the “CD Pledge”) and (iv) execute and deliver, or cause to be executed and delivered, any other ancillary documentation that the Lender or its counsel may reasonably require. In the event the Lender at any time deems itself to be insecure, the Borrower shall provide such additional security as the Lender shall reasonably require.

7. Conditions Precedent to the Making of the Loan. As conditions precedent to the making of the Loan by the Lender:

(a)	the Borrower will have:

(i)	executed and delivered or caused to be executed and delivered the Note and all of the documents referred to in paragraph 6 above and the documents, securities and instruments referred to herein or therein and the Lender will have completed all registrations and other filings that may be prudent or necessary to perfect the Lender’s interest therein;

(ii)	received and provided the Lender with written evidence of the approval of the Exchange to the issuance of the Purchased Shares to be acquired by the Lender at the First Closing and the Borrower will have sold and delivered such Purchased Shares to the Lender as contemplated by the Acquisition Agreement;

(iii)

delivered to the Lender a payoff letter executed by Quest, in form and substance satisfactory to the Lender, in its sole and absolute discretion, reflecting the total amount of the principal, interest and other amounts owed by the Borrower to Quest (which amount shall not exceed $2,050,000), agreeing to terminate all outstanding liens and security interests held by Quest in the assets of the Borrower or any Subsidiary of the Borrower upon payment of such amount and authorizing each of the Borrower and the Lender to file any and all releases or other documents required to be filed to terminate any and all such liens and security interests upon the payment of such amount to Quest;

(iv)	[Intentionally omitted];

(v)	delivered a certified copy of its directors’ resolutions authorizing the borrowing contemplated by this Agreement, the grant of the Collateral and the execution and delivery of this Agreement and all agreements, documents and instruments referred to herein, together with an officer’s certificate, certifying certain factual matters, in form and terms satisfactory to the Lender;

(vi)	delivered a certified copy of a resolution of the directors of each of the Guarantors authorizing the guarantee of the Loan, the grant of Collateral and the execution and delivery of all agreements, documents and instruments applicable thereto, together with an officer’s certificate, certifying certain factual matters, in form and terms satisfactory to the Lender;

(vii)	caused to be executed and delivered a legal opinion of counsel to the Borrower, in form and terms satisfactory to the Lender and its counsel; and

(viii)	delivered to the Lender a control agreement, in form and substance satisfactory to the Lender, in its sole and absolute discretion, executed by Amegy Bank with respect to the certificate of deposit described in the CD Pledge.

(b)	the representations and warranties of the Borrower contained in paragraph 8 will be true and correct in all material respects and the Borrower will have complied with all covenants required to be complied with by it under this Agreement and all other documents delivered hereunder, prior to the making of the Loan by the Lender;

(c)	there shall have been no adverse material change in the business, operations, assets or ownership of the Borrower since December 31, 2007;

(d)	the Lender will have completed and, in its sole and absolute discretion, be satisfied with its due diligence review of the Borrower and the Guarantors and their respective properties and assets and will have received the approval of the Lender’s board of directors; and

(e)	the Lender will, in its sole and absolute discretion, be satisfied as to the creditworthiness of the Borrower and its Subsidiaries and the adequacy of the Collateral contemplated herein.

If any of the foregoing conditions precedent are not satisfied or waived by the Lender in writing on or before May 30, 2008, this Agreement will terminate, and the Lender will be under no further obligation to the Borrower in connection with the transaction contemplated herein.

8. Representations and Warranties of the Borrower. The representations and warranties contained in the Acquisition Agreement are incorporated herein as if set forth in full herein. In addition, the Borrower represents and warrants to the Lender as follows:

(a)	the Borrower exists as a corporation under the laws of the Province of Alberta, and has not discontinued or been dissolved under any applicable laws and is in good standing with respect to the filing of annual reports and all other such requirements pursuant to the laws thereof;

(b)	each of the Guarantors exists as a corporation or other entity under the laws of the jurisdiction of its incorporation or organization, and has not discontinued or been dissolved under any applicable laws and is in good standing with respect to the filing of annual reports and all other such requirements pursuant to the laws thereof;

(c)	the Borrower and each Subsidiary has the power and authority to (i) carry on its businesses as now being conducted and is licensed or registered or otherwise qualified in all jurisdictions wherein the nature of its assets or the business transacted by it makes such licensing, registration or qualification necessary, (ii) acquire, own, hold, lease and mortgage or grant security in its assets including real property and personal property and (iii) enter into and perform its obligations under this Agreement and all other documents or instruments delivered hereunder;

(d)	this Agreement and all ancillary instruments or documents issued, executed and delivered hereunder by the Borrower or the Guarantors, as applicable, have been duly authorized by all necessary action of the Borrower and the Guarantors, as applicable, and each constitutes or will constitute a legal, valid and binding obligation of the Borrower or the Guarantors, as applicable, enforceable against the Borrower or the Guarantors, as applicable, in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(e)	neither the Borrower nor any Subsidiary is in breach of or in default under any obligation in respect of borrowed money, and the execution and delivery of this Agreement and all ancillary instruments or documents issued and delivered hereunder or thereunder, and the performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under, the Borrower’s or any Subsidiary’s constating documents, any law, judgment, agreement or instrument to which they are a party or may be bound;

(f)	execution, delivery and performance of this Agreement and all other documents and instruments contemplated hereby, including the documents to be entered into pursuant to paragraph 6 of this Agreement, will not constitute a breach or default under or in respect of any agreement to which the Borrower or any Guarantor is bound, and no consent, filing, authorization, approval or other action (including the granting of a lien or security interest to any other person or entity) is prudent or necessary under the terms of any such agreement to proceed with the transactions contemplated herein;

(g)	the documents and instruments to be executed and delivered pursuant to paragraph 6 create a valid first perfected, lien and security interest on the Collateral subject to no other lien or encumbrance;

(h)	no litigation or administrative proceedings before any court or governmental authority are presently ongoing, or have been threatened in writing, or to the best of the Borrower’s knowledge are pending, against the Borrower, any Subsidiary or any of their respective properties or assets or affecting any of their respective properties or assets which could have a material adverse effect on their respective business, properties or assets;

(i)	the Borrower and each Subsidiary, as the case may be, is the legal and beneficial owner of the interests in the properties, business and assets referred to in the information circulars, prospectuses, annual information forms, offering memoranda, financial statements, material change reports and news releases filed with the Exchange and the securities regulatory authority or commission in each of the jurisdictions in which the Borrower is a reporting issuer on or during the twelve (12) months preceding the date hereof, and any other disclosure materials provided to the Lender and its advisers in conjunction with this transaction (collectively, the “Disclosure Record”), as being owned by the Borrower or such Subsidiary and has a valid right to acquire all interests in properties, business and assets referred to in the Disclosure Record as being subject to options or other rights to acquire the same, and any and all agreements pursuant to which the Borrower and each Subsidiary, as the case may be, holds or will hold any such interests, options or rights in property, business or assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated;

(j)	except as disclosed to the Lender in writing prior to the date of this Agreement, there has been no material adverse change (actual, contemplated or threatened) in the property, assets, business or operations of the Borrower or any Subsidiary within the past twelve (12) months, except as disclosed in the Disclosure Record and there has been no such material adverse change since December 31, 2007;

(k)	the Disclosure Record is complete and accurate in all material respects and omits no facts, the omission of which makes the Disclosure Record, or any particulars therein, misleading, misrepresentative or incorrect in any material respect;

(l)	the Borrower and to the best of the Borrower’s knowledge each Subsidiary, has conducted and is conducting its businesses in material compliance with all applicable laws, bylaws, rules and regulations of each jurisdiction in which its businesses are now carried on and hold all licenses, registrations, permits, consents or qualifications (whether governmental, regulatory or otherwise) required in order to enable its businesses to be carried on as now conducted or as proposed to be conducted, and all such licenses, registrations, permits, consents and qualifications are valid and subsisting and in good standing and neither the Borrower nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such licenses, registrations, permits, consents or qualifications which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the condition of such businesses, operations, condition (financial or otherwise) or income of the Borrower or any such Subsidiary, as the case may be;

(m)	no order ceasing or suspending trading in securities of the Borrower or prohibiting the sale or trading of securities by the Borrower has been issued and no proceedings for this purpose have been instituted, are pending, contemplated or threatened;

(n)	neither Canada Revenue Agency nor any other taxation authority has asserted or, to the best of the Borrower’s knowledge, has threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Borrower or any Subsidiary filed for any year which would have material adverse effect on the assets, properties, business, results of operations, prospects or condition (financial or otherwise) of the Borrower or any Subsidiary;

(o)	neither the Borrower nor any Subsidiary is a party to any material contract other than as disclosed in the Disclosure Record;

(p)	as at the date of this Agreement, except as disclosed in the Disclosure Record, no holder of outstanding shares in the capital of the Borrower will be entitled to any pre-emptive or any similar rights to subscribe for any of the shares in the capital of the Borrower or other securities of the Borrower or any Subsidiary, and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for any shares in the capital of the Borrower or any Subsidiary are outstanding;

(q)	except for the Guarantors, Big Gas Sand Corporation, TransAtlantic Petroleum Cyprus Limited, and TransAtlantic Worldwide Romania SRL, the Borrower has (i) no direct or indirect Subsidiaries, and (ii) no investments in any corporation, limited liability company or other entity except as disclosed in the Disclosure Record;

(r)	except as disclosed to the Lender in writing prior to the date of this Agreement, the Borrower and each Subsidiary owns its business, operations and assets, as more particularly described in the Disclosure Record, and holds good title thereto, free and clear of all liens, claims or encumbrances whatsoever;

(s)	all factual information previously or contemporaneously furnished to the Lender by or on behalf of the Borrower for purposes of or in connection with this Agreement or any transaction contemplated hereby, is true and accurate in every material respect and such information is not incomplete by the omission of any material fact necessary to make such information not misleading;

(t)	after giving effect to the transactions contemplated in this Agreement, the Borrower and each Subsidiary are generally able to pay their debts as they come due;

(u)

the registered office of the Borrower is located at Suite 3700, 400 – 3rd Ave. S.W., Calgary, Alberta, T2P 4H2; the chief executive office, principal place of business and place where the Borrower keeps its books and records is located at Suite 1840, 444 – 5th Ave. S.W., Calgary, Alberta T2P 2T8 and the Borrower has conducted substantially all the negotiations regarding the subject matter of this Agreement from offices located at Suite 1755, 5910 N. Central Expressway, Dallas, Texas 75206;

(v)	the chief executive office, principal place of business and place where the Guarantor keeps its books and records is located at Suite 1755, 5910 N. Central Expressway, Dallas, Texas 75206.

9. Affirmative Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it shall, and shall cause each of the Guarantors to:

(a)	at all times maintain its existence and the existence of all of its Subsidiaries;

(b)	duly perform its obligations under this Agreement, all other agreements and instruments executed and delivered hereunder or thereunder;

(c)	promptly pay when due all agency or finders’ fees payable in connection with the Loan or this Agreement and indemnify and save harmless the Lender from all claims in respect of any such fees;

(d)	carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(e)	at all times comply with all applicable laws, except such voluntary non-compliance as shall, in its good faith business judgment, not have a material adverse effect on the business of the Borrower or any Subsidiary, taken as a whole;

(f)	at all times maintain any material contracts in good standing and fulfill all obligations thereunder, and immediately notify the Lender of any facts or circumstances which may arise which could constitute a default thereunder and give rise to a right of termination under either such agreement, and take all steps as may be prudent or necessary to rectify or cure any such default;

(g)	provide the Lender with not less than thirty (30) days notice of the expiry or termination of any material contracts, concessions, options, rights or other benefits held by or available to the Borrower or any of its Subsidiaries;

(h)	pay and discharge promptly when due, all taxes, assessments and other governmental charges or levies imposed upon it or upon its properties or assets or upon any part thereof, as well as all claims of any kind (including claims for labour, materials and supplies) which, if unpaid, would by law become a lien, charge, trust or other claims upon any such properties or assets; provided, however, that the Borrower and the Guarantors shall not be required to pay any such tax, assessment, charge or levy or claim if the amount, applicability or validity thereof shall currently be contested in good faith by appropriate proceedings and if the Borrower or the Guarantors, as applicable, shall have set aside on its books the reserve the extent required by generally accepted accounting principles in an amount which is reasonably adequate with respect thereto;

(i)	promptly furnish and give to the Lender such reports, certificates, financial statements, and such other information with respect to the Borrower or any Subsidiary as the Lender may reasonably request from time to time during the term of this Agreement;

(j)	provide the Lender with written notice of any proposed financing made by or to the Borrower or any Guarantor concurrently with, but not prior to, public disclosure of such financing;

(k)	furnish and give to the Lender (if such is the case) notice that an Event of Default has occurred and, if applicable, is continuing or notice in respect of any event which would constitute an Event of Default hereunder and specifying the nature of same; and

(l)	perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.

10. Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not, and it will not permit any Subsidiary to, without first obtaining the written consent of the Lender (which consent the Lender will be free to withhold in its sole and absolute discretion:

(a)	make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance over any assets of the Borrower or any Subsidiary, other than any such as are contemplated hereunder;

(b)	change the name of the Borrower or any Subsidiary;

(c)	allot and issue any new shares of any Subsidiary;

(d)	in respect of itself or any Subsidiary, declare or provide for any dividends or other payments or distributions (whether in cash, assets or indebtedness) based on share capital;

(e)	redeem or purchase any of its shares or the shares of any Subsidiary;

(f)	make or permit any sale of or disposition of any substantial or material part of its business, assets or undertaking, or that of any Subsidiary, including its interest in the shares or assets of any Subsidiary outside of the ordinary course of business;

(g)	save and except for purchase money security interests and equipment leases entered into in the ordinary course of business, borrow or cause or permit any Subsidiary to borrow money from any person other than the Lender without first obtaining and delivering to the Lender a duly signed assignment and postponement of claim by such person in favour of the Lender, in form and terms satisfactory to the Lender;

(h)	in respect of itself or any Subsidiary, pay out or permit the payment out of any shareholders loans or other indebtedness to non-arm’s length parties; or

(i)	in respect of itself or any Subsidiary, guarantee or permit the guarantee of the obligations of any other person, directly or indirectly.

11. Events of Default. Each and every of the events set forth in this paragraph will be an event of default (“Event of Default”):

(a)	if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for two (2) Business Days;

(b)	if the Borrower or any Subsidiary defaults in observing or performing any term, covenant or condition of this Agreement, the security documents contemplated by paragraph 6 or any other collateral document delivered hereunder or in connection herewith, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c)	if any of the Borrower’s or any Subsidiary’s representations, warranties or other statements in this Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(d)	if the Borrower or any Subsidiary defaults in observing or performing any term, covenant or condition of any material debt instrument or material debt obligation by which it is bound;

(e)	if the Borrower or any Subsidiary permits any sum which forms or is capable of being made a charge upon any of its assets or undertakings to remain unpaid or not challenged for fifteen (15) days after proceedings have been taken to enforce the same;

(f)	if the Borrower or any Subsidiary, either directly or indirectly through any Subsidiary, ceases or threatens to cease to carry on business;

(g)	if any order is made or issued by a competent regulatory authority prohibiting the trading in shares of the Borrower or any successor thereof, or if the Borrower’s common shares are suspended or de-listed from trading on any stock exchange;

(h)	if, in the reasonable opinion of the Lender, an adverse material change occurs in the financial condition of the Borrower, or any Subsidiary;

(i)	if the Lender in good faith and on commercially reasonable grounds believes that the ability of the Borrower to pay any of the Outstanding Balance to the Lender or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or any security granted by the Borrower to the Lender is or is about to be impaired or in jeopardy;

(j)	if the Borrower fails to deliver additional security as contemplated by paragraph 6 of this Agreement within the time period required by the Lender;

(k)	if the Borrower or any Subsidiary petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(l)	if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower or any Subsidiary which is not opposed by the Borrower or any such Subsidiary in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

12. Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may, without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, demand immediate payment of all monies owing hereunder; provided, however, that in the event an Event of Default of the type referred to in clause (k) or clause (l) occurs, all monies due hereunder shall automatically, without any demand or any other action by the Lender or any other person or entity, become due and payable.

13. Legal Fees. The Borrower and the Lender will each pay their respective legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security documents executed pursuant hereto.

14. Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees, attorneys and agents (each being referred to as an “Indemnitee”) from and against all liabilities, claims, losses, damages and expenses including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any Guarantor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any security document executed pursuant to paragraph 6 and any other agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) the Loan or the use of proposed use of the proceeds thereof, (iii) any actual or alleged presence or release of hazardous materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any environmental liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any Guarantor or any of the Borrower’s or such Guarantor’s Subsidiaries, directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto, IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNITEE; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) results from a claim brought by the Borrower or any Guarantor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other document executed pursuant hereto, if the Borrower or such Guarantor has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. All amounts due pursuant to this paragraph 14 shall be payable upon demand.

15. Further Assurances. The Borrower will do, and will cause each of the Guarantors to do, from time to time, whether before or after the occurrence of an Event of Default, all such acts and things and execute and deliver all such documents, deeds, transfers, assignments and instruments as the Lender may require (i) to correct any material defect or error that may be discovered in this Agreement or any other document or instrument executed or to be executed pursuant hereto or in the execution, acknowledgement, filing or recordation thereof, and (ii) to do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the

Lender may reasonably require from time to time in order to (a) carry out more effectively the purposes of this Agreement or any other document or instrument executed or to be executed pursuant hereto, (b) to the fullest extent permitted by applicable law, subject the Borrower’s or any Guarantor’s or any of its or their Subsidiaries’ properties, assets, rights or interests to the liens and security interests now or hereafter intended to be covered by any of the security documents contemplated hereby to the extent such properties are intended to be subjected to such liens and security interests, (iii) perfect and maintain the validity, effectiveness and priority of any such security documents and any of the liens and security interests intended to be created thereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Lender the rights granted or now or hereafter intended to be granted to the Lender under this Agreement or any such other document or instrument.

16. Notices. In this Agreement:

(a)	any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i)	if to the Lender:

Riata Management, LLC

4801 Gaillardia Parkway, Suite 225

Oklahoma City, Oklahoma 73142

Attention: Matthew McCann

Fax No: (405) 286-1393

with a copy to:

Porter & Hedges, LLP

1000 Main Street, Suite 3600

Houston, Texas 77002

Attention: Robert G. Reedy

Fax No: (713) 226-6274

(ii)	if to the Borrower or any Guarantor:

c/o TransAtlantic Petroleum Corp.

Suite 1840, 444 – 5th Ave. S.W.

Calgary, Alberta T2P 2T8

Attention: Scott Larsen, President

Fax No: (403) 262-1349

with a copy to:

c/o TransAtlantic Petroleum (USA) Corp.

5910 N. Central Expressway, Suite 1755

Dallas, Texas 75206

Attention: Scott Larsen, President

Fax No: (214) 220-4327

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(b)	notice or communication will be considered to have been received:

(i)	if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii)	if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii)	if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

17. Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, free from any right of set-off or counterclaim or equity, subject only to the Lender’s notification of such assignment or assignments being given in writing to the Borrower.

18. Agreement to Pay. Upon receipt of written notice and direction from the Lender, the Borrower covenants and agrees to make all payments of interest, principal and structuring fees due under this Agreement to the Lender and any assignee, pro rata in accordance with their respective proportionate interests in the Loan as set out in such written notice and direction, absent which all such payments may be made to the Lender.

19. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

20. Waivers. No failure or delay on the Lender’s part in exercising any power or right hereunder will operate as a waiver thereof.

21. Remedies are Cumulative. The Lender’s rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

22. Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

23. Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Note or any other documents as instrument executed pursuant to this Agreement, the interest paid or agreed to be paid hereunder or thereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loan or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Lender exceeds the Maximum Rate, the Lender may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the obligations thereunder.

24. Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

25. Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the State of Texas. The Borrower submits to the non-exclusive jurisdiction of the Courts of the State of Texas and agrees to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

26. Amendment. This Agreement supersedes all prior agreements and discussions between the parties with respect to the subject matter set forth herein. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

27. Exhibits. All Exhibits attached hereto will be deemed fully a part of this Agreement.

28. Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement as of the date first above written.

RIATA MANAGEMENT, LLC

By:	/s/ N. Malone Mitchell, 3rd
Authorized Signatory

TRANSATLANTIC PETROLEUM CORP.

By:	/s/ Scott C. Larsen
Authorized Signatory

[SIGNATURE PAGE TO THE CREDIT AGREEMENT]

EXHIBIT A

PROMISSORY NOTE

Principal Amount: US$2,000,000

For value received, TRANSATLANTIC PETROLEUM CORP. (the “Borrower”) hereby promises to pay to RIATA MANAGEMENT, LLC (the “Lender”) the principal sum of TWO MILLION UNITED STATES DOLLARS (US$2,000,000) on the earliest of:

(i)	June 30, 2008;

(ii)	any change of control of the Borrower (“control” being defined as ownership of or control of direction over, directly or indirectly, 20% or more of the outstanding voting securities of the Borrower); and

(iii)	the occurrence of an Event of Default as such term is defined in the Credit Agreement between the Borrower and the Lender dated as of March 28, 2008, as may be amended from time to time (the “Credit Agreement”), together with interest accruing on the outstanding principal amount from the date hereof at a rate of TWELVE PERCENT (12%) per annum, compounded monthly, before and after each of maturity, default and judgment, payable as provided in, and to the extent, in the Credit Agreement. All payments under this promissory note will be made by certified cheque, bank draft or wire transfer (pursuant to wire transfer instructions provided by the Lender from time to time) and delivered to the Lender at 4801 Gaillardia Parkway, Suite 225, Oklahoma City, Oklahoma 73142.

The undersigned is entitled to prepay this promissory note, in whole or in part, without notice or penalty. The undersigned waives demand and presentment for payment, notice of non-payment, protest, notice of protest and notice of dishonour. This promissory note will be governed by and construed in accordance with the laws of the State of Texas. In this promissory note, “Business Day” means a day which is not a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized or required to be closed.

Dated: March     , 2008

TRANSATLANTIC PETROLEUM CORP.

By:
Authorized Signatory

Exhibit A

EXHIBIT B

GUARANTY

THIS GUARANTY is made as of                  , 2008, by TRANSATLANTIC PETROLEUM (USA) CORP., a Colorado corporation, TRANSATLANTIC WORLDWIDE, LTD., a Bahamas corporation, TRANSATLANTIC MAROC, LTD., a Bahamas corporation, TRANSATLANTIC NORTH SEA, LTD., a Bahamas corporation, and TRANSATLANTIC TURKEY, LTD., a Bahamas corporation, (each a “Guarantor,” and collectively, the “Guarantors”), in favor of RIATA MANAGEMENT, LLC, an Oklahoma limited liability company (“Lender”).

RECITALS:

1. TransAtlantic Petroleum Corp., an Alberta corporation (“Borrower”), has executed in favor of Lender a promissory note of even date herewith in the principal amount of US$2,000,000 (such promissory note, as from time to time amended, and all promissory notes given in substitution, renewal or extension therefor or thereof, in whole or in part, being herein collectively called the “Note”).

2. The Note has been executed pursuant to a Credit Agreement dated as of March 28, 2008 (herein, as from time to time amended, supplemented or restated, called the “Credit Agreement”), between Borrower and Lender, pursuant to which Lender has agreed to advance funds to Borrower under the Note.

3. Borrower owns, directly or indirectly through one or more subsidiaries, all of the issued and outstanding equity interests in the Guarantors, and it is a condition precedent to Lender’s obligation to advance funds pursuant to the Credit Agreement that Borrower will cause the Guarantors to execute and deliver to Lender a satisfactory guaranty of Borrower’s obligations under the Note and the Credit Agreement.

4. The board of directors of each of the Guarantors has determined that such Guarantor’s execution, delivery and performance of this Guaranty may reasonably be expected to benefit such Guarantor, directly or indirectly, and are in the best interests of such Guarantor.

NOW, THEREFORE, in consideration of the premises, of the benefits which will inure to the Guarantors from Lender’s advance of funds to Borrower under the Credit Agreement, and of Ten Dollars and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, and in order to induce Lender to advance funds under the Credit Agreement, the Guarantors hereby agree with Lender as follows:

AGREEMENTS

Section 1. Definitions. Reference is hereby made to the Credit Agreement for all purposes. All terms used in this Guaranty which are defined in the Credit Agreement and not otherwise defined herein shall have the same meanings when used herein. All references herein to the Credit Agreement or to any other document or instrument refer to the same as from time to time amended, supplemented or restated. As used herein the following terms shall have the following meanings:

“Obligations” means collectively all of the indebtedness, obligations, and undertakings which are guaranteed by the Guarantors and described in subsections (a) and (b) of Section 2.

“Obligation Documents” means this Guaranty, the Note, the Credit Agreement, the Security Documents, all other documents and instruments under, by reason of which, or pursuant to which any or all of the Obligations are evidenced, governed, secured, or otherwise dealt with, and all other documents, instruments, agreements, certificates, legal opinions and other writings heretofore or hereafter delivered in connection herewith or therewith.

“Obligors” means Borrower, the Guarantors and any other endorsers, guarantors or obligors, primary or secondary, of any or all of the Obligations.

“Security” means any rights, properties, or interests of Lender, under the Obligation Documents or otherwise, which provide recourse or other benefits to Lender in connection with the Obligations or the non-payment or non-performance thereof, including collateral (whether real or personal, tangible or intangible) in which Lender has rights under or pursuant to any Obligation Documents, guaranties of the payment or performance of any Obligation, bonds, surety agreements, keep-well agreements, letters of credit, rights of subrogation, rights of offset, and rights pursuant to which other claims are subordinated to the Obligations.

“Security Documents” means all of the documents listed, described, or referred to in Paragraph 6 of the Credit Agreement.

“Taxes” means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any (but excluding any taxes, franchise taxes, levies, imposts or charges imposed, levied or assessed in respect of or applied on the overall net income or capital of the Lender).

Section 2. Guaranty.

(a) The Guarantors hereby irrevocably, absolutely, and unconditionally guarantee to Lender the prompt, complete, and full payment when due, and no matter how the same shall become due, of:

(i) the Note, including all principal, all interest thereon and all other sums payable thereunder; and

(ii) all other sums payable under the other Obligation Documents, whether for principal, interest, fees or otherwise; and

(iii) any and all other indebtedness or liabilities which Borrower may at any time owe to Lender, or any affiliate of Lender, whether incurred heretofore or hereafter or concurrently herewith, voluntarily or involuntarily, whether owed alone or with others, whether fixed, contingent, absolute, inchoate, liquidated or unliquidated, whether such indebtedness or liability arises by notes, discounts, overdrafts, open account indebtedness or in any other manner whatsoever, and including interest, attorneys’ fees and collection costs as may be provided by law or in any instrument evidencing any such indebtedness or liability.

Without limiting the generality of the foregoing, the Guarantors’ liability hereunder shall extend to and include all post-petition interest, expenses, and other duties and liabilities of Borrower described above in this subsection (a), or below in the following subsection (b), which would be owed by Borrower but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization, or similar proceeding involving Borrower.

(b) The Guarantors hereby irrevocably, absolutely, and unconditionally guarantee to Lender the prompt, complete and full performance, when due, and no matter how the same shall become due, of all obligations and undertakings of Borrower to Lender under, by reason of, or pursuant to any of the Obligation Documents.

(c) If Borrower shall for any reason fail to pay any Obligation, as and when such Obligation shall become due and payable, whether at its stated maturity, as a result of the exercise of any power to accelerate, or otherwise, the Guarantors will, forthwith upon demand by Lender, pay such Obligation in full to Lender. If Borrower shall for any reason fail to perform promptly any Obligation, the Guarantors will, forthwith upon demand by Lender, cause such Obligation to be performed or, if specified by Lender, provide sufficient funds, in such amount and manner as Lender shall in good faith determine, for the prompt, full and faithful performance of such Obligation by Lender or such other person as Lender shall designate.

(d) Any and all payments by the Guarantors to Lender shall be made free and clear of, and without deduction or withholding for or on account of, any and all present or future Taxes and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any governmental authority. In addition, the Guarantors agree to pay any present or future stamp, transfer, registration, excise, issues, documentary or other taxes, charges or similar levies in Canada, the United States of America or any other jurisdiction which arise from any payment made under any of the Obligation Documents. The Guarantors shall indemnify and hold harmless Lender and its respective directors, officers, employees, agents and affiliates for the full amount of all of the foregoing Taxes or other amounts specified above and paid or payable by Lender and any liability (including penalties, interest, additions to tax and reasonable out-of-pocket expenses) resulting therefrom or with respect thereto.

(e) If any Guarantor shall be required by law to deduct or withhold any amount from any payment or other amount required to be paid to Lender, or if any liability therefor shall be imposed or shall arise from or in respect of any sum payable by any Guarantor to Lender, other than Taxes on the net income of Lender imposed by the laws of the United States of America or the State of Oklahoma, then the sum payable to Lender shall be increased as may be necessary so that after making all required deductions, withholdings, and additional Tax payments attributable thereto (including deductions, withholdings or Tax payable for additional sums payable under this provision) Lender receives an amount equal to the amount it would have received had no such deductions or withholdings been made or if such additional Taxes had not been imposed; in addition, such Guarantor shall pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with applicable law, such payment to be made, if the liability is imposed on such Guarantor, for its own account or if the liability is imposed on Lender, on behalf of and in the name of Lender. Such Guarantor shall deliver to Lender evidence satisfactory to Lender, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.

(f) If either Borrower or the Guarantors fail to pay or perform any Obligation as described in the preceding subsections (a), (b), or (c), and if the Guarantors fail to pay any amounts as described in the immediately preceding subsections (d) or (e), the Guarantors will incur the additional obligation to pay to Lender, and the Guarantors will forthwith upon demand by Lender pay to Lender, the amount of any and all expenses, including reasonable fees and disbursements of Lender’s counsel and of any experts or agents retained by Lender, which Lender may incur as a result of such failure.

(g) As between the Guarantors and Lender, this Guaranty shall be considered a primary and liquidated liability of the Guarantors.

(h) Notwithstanding any other provision of this Guaranty, the liability of the Guarantors hereunder shall be limited to the maximum amount of liability that can be incurred without rendering this Guaranty, as it relates to the Guarantors, subject to avoidance under Section 548 of the United States Bankruptcy Code or under any applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount.

Section 3. Unconditional Guaranty.

(a) No action which Lender may take or omit to take in connection with any of the Obligation Documents, any of the Obligations (or any other indebtedness owing by Borrower to Lender), or any Security, and no course of dealing of Lender with any Obligor or any other person, shall release or diminish the Guarantors’ obligations, liabilities, agreements or duties hereunder, affect this Guaranty in any way, or afford the Guarantors any recourse against Lender, regardless of whether any such action or inaction may increase any risks to or liabilities of Lender or any Obligor or increase any risk to or diminish any safeguard of any Security. Without limiting the foregoing, the Guarantors hereby expressly agree that Lender may, from time to time, without notice to or the consent of the Guarantors, do any or all of the following:

(i) Amend, change or modify, in whole or in part, any one or more of the Obligation Documents and give or refuse to give any waivers or other indulgences with respect thereto.

(ii) Neglect, delay, fail, or refuse to take or prosecute any action for the collection or enforcement of any of the Obligations, to foreclose or take or prosecute any action in connection with any Security or Obligation Document, to bring suit against any Obligor or any other person, or to take any other action concerning the Obligations or the Obligation Documents.

(iii) Accelerate, change, rearrange, extend, or renew the time, rate, terms, or manner for payment or performance of any one or more of the Obligations (whether for principal, interest, fees, expenses, indemnifications, affirmative or negative covenants, or otherwise).

(iv) Compromise or settle any unpaid or unperformed Obligation or any other obligation or amount due or owing, or claimed to be due or owing, under any one or more of the Obligation Documents.

(v) Take, exchange, amend, eliminate, surrender, release, or subordinate any or all Security for any or all of the Obligations, accept additional or substituted Security therefor, and perfect or fail to perfect Lender’s rights in any or all Security.

(vi) Discharge, release, substitute or add Obligors.

(vii) Apply all monies received from Obligors or others, or from any Security for any of the Obligations, as Lender may determine to be in its best interest, without in any way being required to marshall Security or assets or to apply all or any part of such monies upon any particular Obligations.

(b) No action or inaction of any Obligor or any other person, and no change of law or circumstances, shall release or diminish the Guarantors’ obligations, liabilities, agreements, or duties hereunder, affect this Guaranty in any way, or afford the Guarantors any recourse against Lender. Without limiting the foregoing, the obligations, liabilities, agreements, and duties of the Guarantors under this Guaranty shall not be released, diminished, impaired, reduced, or affected by the occurrence of any or all of the following from time to time, even if occurring without notice to or without the consent of the Guarantors:

(i) Any voluntary or involuntary liquidation, dissolution, sale of all or substantially all assets, marshalling of assets or liabilities, receivership, conservatorship, assignment for the benefit of creditors, insolvency, bankruptcy, reorganization, arrangement, or composition of any Obligor or any other proceedings involving any Obligor or any of the assets of any Obligor under laws for the protection of debtors, or any discharge, impairment, modification, release, or limitation of the liability of, or stay of actions or lien enforcement proceedings against, any Obligor, any properties of any Obligor, or the estate in bankruptcy of any Obligor in the course of or resulting from any such proceedings.

(ii) The failure by Lender to file or enforce a claim in any proceeding described in the immediately preceding subsection (i) or to take any other action in any proceeding to which any Obligor is a party.

(iii) The release by operation of law of any Obligor from any of the Obligations or any other obligations to Lender.

(iv) The invalidity, deficiency, illegality, or unenforceability of any of the Obligations or the Obligation Documents, in whole or in part, any bar by any statute of limitations or other law of recovery on any of the Obligations, or any defense or excuse for failure to perform on account of force majeure, act of God, casualty, impossibility, impracticability, or other defense or excuse whatsoever.

(v) The failure of any Obligor or any other person to sign any guaranty or other instrument or agreement within the contemplation of any Obligor or Lender.

(vi) The fact that the Guarantors may have incurred directly part of the Obligations or is otherwise primarily liable therefor.

(vii) Without limiting any of the foregoing, any fact or event (whether or not similar to any of the foregoing) which in the absence of this provision would or might constitute or afford a legal or equitable discharge or release of or defense to a guarantor or surety other than the actual payment and performance by the Guarantors under this Guaranty.

(c) Lender may invoke the benefits of this Guaranty before pursuing any remedies against any Obligor or any other person and before proceeding against any Security now or hereafter existing for the payment or performance of any of the Obligations. Lender may maintain an action against any Guarantor on this Guaranty without joining any other Obligor therein and without bringing a separate action against any other Obligor.

(d) If any payment to Lender by any Obligor is held to constitute a preference or a voidable transfer under applicable state or federal laws, or if for any other reason Lender is required to refund such payment to the payor thereof or to pay the amount thereof to any other person, such payment to Lender shall not constitute a release of the Guarantors from any liability hereunder, and the Guarantors agree to pay such amount to Lender on demand and agree and acknowledge that this Guaranty shall continue to be effective or shall be reinstated, as the case may be, to the extent of any such payment or payments. Any transfer by subrogation which is made as contemplated in Section 6 prior to any such payment or payments shall (regardless of the terms of such transfer) be automatically voided upon the making of any such payment or payments, and all rights so transferred shall thereupon revert to and be vested in Lender.

(e) This is a continuing guaranty and shall apply to and cover all Obligations and renewals and extensions thereof and substitutions therefor from time to time.

Section 4. Waiver. To the extent allowed by law, the Guarantors hereby waive, with respect to the Obligations, this Guaranty, and the other Obligation Documents:

(a) notice of the incurrence of any Obligation by Borrower, and notice of any kind concerning the assets, liabilities, financial condition, creditworthiness, businesses, prospects, or other affairs of Borrower (it being understood and agreed that: (i) the Guarantors shall take full responsibility for informing themselves of such matters, (ii) Lender shall have no responsibility of any kind to inform the Guarantors of such matters, and (iii) Lender is hereby authorized to assume that the Guarantors, by virtue of their relationships with Borrower which are independent of this Guaranty, have full and complete knowledge of such matters at each time when Lender extends credit to Borrower or takes any other action which may change or increase the Guarantors’ liabilities or losses hereunder).

(b) notice that Lender, any Obligor, or any other person has taken or omitted to take any action under any Obligation Document or any other agreement or instrument relating thereto or relating to any Obligation.

(c) notice of acceptance of this Guaranty and all rights of the Guarantors under §34.02 of the Texas Business and Commerce Code.

(d) demand, presentment for payment, and notice of demand, dishonor, nonpayment, or nonperformance.

(e) notice of intention to accelerate, notice of acceleration, protest, notice of protest, notice of any exercise of remedies (as described in the following Section 5 or otherwise), and all other notices of any kind whatsoever.

Section 5. Exercise of Remedies. Lender shall have the right to enforce, from time to time, in any order and at Lender’s sole discretion, any rights, powers and remedies which Lender may have under the Obligation Documents or otherwise, including judicial foreclosure, the exercise of rights of power of sale, the taking of a deed or assignment in lieu of foreclosure, the appointment of a receiver to collect rents, issues and profits, the exercise of remedies against personal property, or the enforcement of any assignment of leases, rentals, oil or gas production, or other properties or rights, whether real or personal, tangible or intangible; and the Guarantors shall be liable to Lender hereunder for any deficiency resulting from the exercise by Lender of any such right or remedy even though any rights which the Guarantors may have against Borrower or others may be destroyed or diminished by exercise of any such right or remedy. No failure on the part of Lender to exercise, and no delay in exercising, any right hereunder or under any other Obligation Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right preclude any other or further exercise thereof or the exercise of any other right. The rights, powers and remedies of Lender provided herein and in the other Obligation Documents are cumulative and are in addition to, and not exclusive of, any other rights, powers or remedies provided by law or in equity. The rights of Lender hereunder are not conditional or contingent on any attempt by Lender to exercise any of its rights under any other Obligation Document against any Obligor or any other person.

Section 6. Limited Subrogation. Until all of the Obligations have been paid and performed in full, the Guarantors shall have no right to exercise any rights of subrogation, reimbursement, indemnity, exoneration, contribution or any other claims which they may now or hereafter have against or to any Obligor or any security in connection with this Guaranty (including any right of subrogation under §34.04 of the Texas Business and Commerce Code), and the Guarantors hereby waive any rights to enforce any remedy which the Guarantors may have against Borrower and any right to participate in any security until such time. If any amount shall be paid to any Guarantor on account of any such subrogation or other rights, any such other remedy, or any security at any time when all of the Obligations and all other expenses guaranteed pursuant hereto shall not have been paid in full, such amount shall be held in trust for the benefit of Lender, shall be segregated from the other funds of the Guarantors and shall forthwith be paid over to Lender to be held by Lender as collateral for, or then or at any time thereafter applied in whole or in part by Lender against, all or any portion of the Obligations, whether matured or unmatured, in such order as Lender shall elect. If any Guarantor shall make payment to Lender of all or any portion of the Obligations and if all of the Obligations shall be finally paid in full, Lender will, at such Guarantor’s request and expense, execute and deliver to the Guarantors (without recourse, representation or warranty) appropriate documents necessary to evidence the transfer by subrogation to the Guarantors of an interest in the Obligations resulting from such payment by such Guarantor; provided that such transfer shall be subject to Section 3(d) above and that without the consent of Lender (which Lender may withhold in its discretion) Guarantor shall not have the right to be subrogated to any claim or right against any Obligor which has become owned by Lender, whose ownership has otherwise changed in the course of enforcement of the Obligation Documents, or which Lender otherwise has released or wishes to release from its Obligations.

Section 7. Successors and Assigns. The Guarantors’ rights or obligations hereunder may not be assigned or delegated, but this Guaranty and such obligations shall pass to and be fully binding upon the successors of the Guarantors, as well as the Guarantors. This Guaranty shall apply to and inure to the benefit of Lender and its successors or assigns. Without limiting the generality of the immediately preceding sentence, Lender may assign, grant a participation in, or otherwise transfer any Obligation held by it or any portion thereof, and Lender may assign or otherwise transfer its rights or any portion thereof under any Obligation Document, to any other person, and such other person shall thereupon become vested with all of the benefits in respect thereof granted to Lender hereunder unless otherwise expressly provided by Lender in connection with such assignment or transfer.

Section 8. Subordination. The Guarantors hereby subordinate and make inferior to the Obligations any and all indebtedness now or at any time hereafter owed by Borrower to the Guarantors. The Guarantors agree that after the occurrence of any default or Event of Default they will neither permit Borrower to repay such indebtedness or any part thereof nor accept payment from Borrower of such indebtedness or any part thereof without the prior written consent of Lender. If any Guarantor receives any such payment without the prior written consent of Lender, the amount so paid shall be held in trust for the benefit of Lender, shall be segregated from the other funds of such Guarantor and shall forthwith be paid over to Lender to be held by Lender as collateral for, or then or at any time thereafter applied in whole or in part by Lender against, all or any portions of the Obligations, whether matured or unmatured, in such order as Lender shall elect.

Section 9. Representations and Warranties. The Guarantors hereby represent and warrant to Lender as follows:

(a) The Recitals at the beginning of this Guaranty are true and correct in all respects.

(b) Each representation and warranty made by or with respect to it in any other Obligation Document is correct.

Section 10. Covenants. The Guarantors will, so long as any Obligations shall remain unpaid or Lender shall have any obligation to make advances under the Credit Agreement, perform and observe, and cause each of its Subsidiaries, if applicable, to perform and observe, all of the terms, covenants and agreements in the Obligation Documents on its or their part to be performed or observed or that the Borrower has agreed to cause the Guarantors or such Subsidiaries, if applicable, to perform or observe.

Section 11. General Indemnification. Without limiting any other obligations of the Guarantor or remedy of the Lender under this Guaranty, the Guarantors shall, to the fullest extent permitted by law, indemnify, defend, save and hold harmless Lender and its affiliates, officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand, any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party in connection with or as a result of any failure of any Obligation to be the legal, valid and binding obligation of any Obligor, enforceable against such Obligor in accordance with its terms.

Section 12. No Oral Change. No amendment of any provision of this Guaranty shall be effective unless it is in writing and signed by the Guarantors and Lender, and no waiver of any provision of this Guaranty, and no consent to any departure by any Guarantor therefrom, shall be effective unless it is in writing and signed by Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 13. Invalidity of Particular Provisions. If any term or provision of this Guaranty shall be determined to be illegal or unenforceable all other terms and provisions hereof shall nevertheless remain effective and shall be enforced to the fullest extent permitted by applicable law.

Section 14. Headings and References. The headings used herein are for purposes of convenience only and shall not be used in construing the provisions hereof. The words “this Guaranty,” “this instrument,” “herein,” “hereof,” “hereby” and words of similar import refer to this Guaranty as a whole and not to any particular subdivision unless expressly so limited. The phrases “this section” and “this subsection” and similar phrases refer only to the subdivisions hereof in which such phrases occur. The word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation.” Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

Section 15. Term. This Guaranty shall be irrevocable until all of the Obligations have been completely and finally paid and performed, Lender has no obligation to make any loans or other advances to Borrower, and all obligations and undertakings of Borrower under, by reason of, or pursuant to the Obligation Documents have been completely performed, and this Guaranty is thereafter subject to reinstatement as provided in Section 3(d). All extensions of credit and financial accommodations heretofore or hereafter made by Lender to Borrower shall be conclusively presumed to have been made in acceptance hereof and in reliance hereon.

Section 16. Notices. Any notice or communication required or permitted hereunder shall be given in writing in the manner provided in the Credit Agreement.

Section 17. Limitation on Interest. Lender and the Guarantors intend to contract in strict compliance with applicable usury law from time to time in effect, and the provisions of the Credit Agreement limiting the interest for which the Guarantors are obligated are expressly incorporated herein by reference, and shall apply to Lender and the Guarantors hereunder.

Section 18. Ratification. The Guarantors hereby ratify, confirm and approve the Credit Agreement and the other Obligation Documents and, in particular, any provisions thereof which relate to the Guarantors.

Section 19. Counterparts. This Guaranty may be executed in any number of counterparts, each of which when so executed shall be deemed to constitute one and the same Guaranty.

Section 20. GOVERNING LAW. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Guarantors have executed and delivered this Guaranty as of the date first written above.

GUARANTORS:

TRANSATLANTIC PETROLEUM (USA)CORP., a Colorado corporation

By:
Name:
Title:

TRANSATLANTIC WORLDWIDE, LTD., a Bahamas corporation,

By:
Name:
Title:

TRANSATLANTIC MAROC, LTD., a Bahamas corporation,

By:
Name:
Title:

TRANSATLANTIC NORTH SEA, LTD., a Bahamas corporation,

By:
Name:
Title:

TRANSATLANTIC TURKEY, LTD., a Bahamas corporation,

By:
Name:
Title:

[SIGNATURE PAGE TO THE GUARANTY]

EXHIBIT C

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (this “Agreement”) is made as of                  , 2008, among TRANSATLANTIC PETROLEUM CORP., an Alberta corporation (“Borrower”) and TRANSATLANTIC PETROLEUM (USA) CORP., a Colorado corporation, TRANSATLANTIC WORLDWIDE, LTD., a Bahamas corporation, TRANSATLANTIC MAROC, LTD., a Bahamas corporation, TRANSATLANTIC NORTH SEA, LTD., a Bahamas corporation, and TRANSATLANTIC TURKEY, LTD., a Bahamas corporation (collectively, the “Guarantors,” and together with Borrower, the “Debtors,” and each a “Debtor”), in favor of RIATA MANAGEMENT, LLC, an Oklahoma limited liability company (“Secured Party”).

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, Borrower, as borrower, and Secured Party, as lender, entered into that Credit Agreement dated as of March 28, 2008 (as from time to time may be amended, supplemented, or restated, the “Credit Agreement”), pursuant to which Secured Party agreed to make a term loan to Borrower in the aggregate principal amount of US$2,000,000 (the “Loan”);

WHEREAS, Borrower owns, directly or indirectly through one or more subsidiaries, all of the issued and outstanding equity interests in the Guarantors; and

WHEREAS, pursuant to the terms and conditions of the Credit Agreement, the execution and delivery of this Agreement by Borrower and the Guarantors is a condition precedent to the making of the Loan by Secured Party, and accordingly, Borrower has agreed to (i) enter into this Agreement and (ii) cause the Guarantors to execute and deliver to Secured Party this Agreement in order to satisfy its obligations under the Credit Agreement with respect to the Collateral (as defined below).

NOW, THEREFORE, in consideration of the premises and in order to induce Secured Party to extend such credit under the Credit Agreement, Debtor hereby agrees with Secured Party as follows:

ARTICLE I

DEFINITIONS AND REFERENCES

Section 1.1. General Definitions. As used herein, the terms “Agreement”, “Borrower”, “Guarantors,” “Debtors,” “Debtor,” “Secured Party,” “Credit Agreement,” and “Loan” shall have the meanings indicated above, and the following terms shall have the following meanings:

“Amegy Letter Agreement” has the meaning set forth in the CD Pledge Agreement.

“Collateral” means all property, of whatever type, which is described in Section 2.1 as being at any time subject to a security interest granted hereunder to Secured Party.

[Security Agreement]

“Commercial Tort Claims” means a claim arising in tort with respect to which the claimant is any Debtor.

“Commitment” means the agreement or commitment by Secured Party to make the Loan or otherwise extend credit to Borrower under the Credit Agreement, and any other agreement, commitment, statement of terms or other document contemplating the making of the Loan or advances or other extensions of credit by Secured Party to or for the account of Borrower which is now or at any time hereafter intended to be secured by the Collateral under this Agreement.

“Deposit Accounts” means all “deposit accounts” (as defined in the UCC) or other demand, time, savings, passbook, or similar accounts maintained with a bank, including nonnegotiable certificates of deposit.

“Documents” means all “documents” (as defined in the UCC) or other receipts covering, evidencing or representing inventory, equipment, or other goods.

“Equipment” means all “equipment” (as defined in the UCC) in whatever form, wherever located, and whether now or hereafter existing, and all parts thereof, all accessions thereto, and all replacements therefor.

“General Intangibles” means all “general intangibles” (as defined in the UCC) of any kind (including choses in action, Commercial Tort Claims, Software, Payment Intangibles, tax refunds, insurance proceeds, and contract rights), and all instruments, security agreements, leases, contracts, and other rights (except those constituting Receivables, Documents, or Instruments) to receive payments of money or the ownership or possession of property, including all general intangibles under which an account debtor’s principal obligation is a monetary obligation.

“Instruments” means all “instruments”, “chattel paper” or “letters of credit” (as each is defined in the UCC) and all Letter-of-Credit Rights.

“Inventory” means all “inventory” (as defined in the UCC) in all of its forms, wherever located and whether now or hereafter existing, including (a) all movable property and other goods held for sale or lease, all movable property and other goods furnished or to be furnished under contracts of service, all raw materials and work in process, and all materials and supplies used or consumed in a business, (b) all movable property and other goods which are part of a product or mass, (c) all movable property and other goods which are returned to or repossessed by the seller, lessor, or supplier thereof, (d) all goods and substances in which any of the foregoing is commingled or to which any of the foregoing is added, and (e) all accessions to, products of, and documents for any of the foregoing.

“Investment Property” means all “investment property” (as defined in the UCC) and all other securities, whether certificated or uncertificated, securities entitlements, securities accounts, commodity contracts, or commodity accounts, including the Pledged Shares.

“Letter-of-Credit Rights” means all rights to payment or performance under a “letter of credit” (as defined in the UCC) whether or not the beneficiary has demanded or is at the time entitled to demand payment or performance.

2	[Security Agreement]

“Obligation Documents” means (a) this Agreement, (b) the Credit Agreement, (c) the Note, (d) the Guarantees, (e) the CD Pledge Agreement, (f) the deposit control agreement as contemplated by the Amegy Letter Agreement, and (g) all other documents and instruments under, by reason of which, or pursuant to which any or all of the Secured Obligations are evidenced, governed, secured, or otherwise dealt with, and all other agreements, certificates, and other documents, instruments and writings heretofore or hereafter delivered in connection herewith or therewith.

“Other Liable Party” means any person, other than any Debtor, who may now or may at any time hereafter be primarily or secondarily liable for any of the Secured Obligations or who may now or may at any time hereafter have granted to Secured Party a lien upon any property as security for the Secured Obligations.

“Payment Intangibles” means all “payment intangibles” (as defined in the UCC).

“Pledged Shares” means all of the issued and outstanding capital stock of each of the Guarantors legally and beneficially owned by Borrower.

“Proceeds” means, with respect to any property of any kind, all proceeds of, and all other profits, products, rentals or receipts, in whatever form, arising from any sale, exchange, collection, lease, licensing or other disposition of, distribution in respect of, or other realization upon, such property, including all claims against third parties for loss of, damage to or destruction of, or for proceeds payable under (or unearned premiums with respect to) insurance in respect of, such property (regardless of whether Secured Party is named a loss payee thereunder), and any payments paid or owing by any third party under any indemnity, warranty, or guaranty with respect to such property, and any condemnation or requisition payments with respect to such property, in each case whether now existing or hereafter arising.

“Receivables” means (a) all “accounts” (as defined in the UCC) and all other rights to payment for goods or other personal property which have been (or are to be) sold, leased, or exchanged or for services which have been (or are to be) rendered, regardless of whether such accounts or other rights to payment have been earned by performance and regardless of whether such accounts or other rights to payment are evidenced by or characterized as accounts receivable, contract rights, book debts, notes, drafts or other obligations of indebtedness, (b) all Documents and Instruments of any kind relating to such accounts or other rights to payment or otherwise arising out of or in connection with the sale, lease or exchange of goods or other personal property or the rendering of services, (c) all rights in, to, or under all security agreements, leases and other contracts securing or otherwise relating to any such accounts, rights to payment, Documents, or Instruments, (d) all rights in, to and under any purchase orders, service contracts, or other contracts out of which such accounts and other rights to payment arose (or will arise on performance), and (e) all rights in or pertaining to any goods arising out of or in connection with any such purchase orders, service contracts, or other contracts, including rights in returned or repossessed goods and rights of replevin, repossession, and reclamation.

“Secured Obligations” has the meaning given such term in Section 2.2.

3	[Security Agreement]

“Secured Party” means the person named as such at the beginning of this Agreement, together with its successors and assigns.

“Software” means all “software” (as defined in the UCC), including all computer programs, any supporting information provided in connection with a transaction relating to a computer program, all licenses or other rights to use any of such computer programs, and all license fees and royalties arising from such use to the extent permitted by such license or rights.

“UCC” means the Uniform Commercial Code in effect in the State of Texas on the date of this Agreement or as it may hereafter be amended from time to time.

Section 1.2 Other Definitions. Reference is hereby made to the Credit Agreement for a statement of the terms thereof. All capitalized terms used in this Agreement which are defined in the Credit Agreement and not otherwise defined herein shall have the same meanings herein as set forth therein. All terms used in this Agreement which are defined in the UCC and not otherwise defined herein or in the Credit Agreement shall have the same meanings herein as set forth therein, except where the context otherwise requires. The parties intend that the terms used herein which are defined in the UCC have, at all times, the broadest and most inclusive meanings possible. Accordingly, if the UCC shall in the future be amended or held by a court to define any term used herein more broadly or inclusively than the UCC in effect on the date hereof, then such term, as used herein, shall be given such broadened meaning. If the UCC shall in the future be amended or held by a court to define any term used herein more narrowly, or less inclusively, than the UCC in effect on the date hereof, such amendment or holding shall be disregarded in defining terms used herein.

Section 1.3. Attachments. All exhibits or schedules which may be attached to this Agreement are a part hereof for all purposes.

Section 1.4. Amendment of Defined Instruments. Unless the context otherwise requires or unless otherwise provided herein, references in this Agreement to a particular agreement, instrument or document (including, but not limited to, references in Section 2.1) also refer to and include all renewals, extensions, amendments, modifications, supplements or restatements of any such agreement, instrument or document, provided that nothing contained in this Section shall be construed to authorize any person to execute or enter into any such renewal, extension, amendment, modification, supplement or restatement.

Section 1.5. References and Titles. All references in this Agreement to Exhibits, Articles, Sections, subsections, and other subdivisions refer to the Exhibits, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any subdivision are for convenience only and do not constitute any part of any such subdivision and shall be disregarded in construing the language contained in this Agreement. The words “this Agreement”, “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The phrases “this Section” and “this subsection” and similar phrases refer only to the Sections or subsections hereof in which the phrase occurs. The word “or” is not exclusive, and the word “including” (in all of its forms) means “including without limitation”. Pronouns in masculine, feminine and neuter gender shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa unless the context otherwise requires.

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ARTICLE II

SECURITY INTEREST

Section 2.1. Grant of Security Interest. As collateral security for all of the Secured Obligations, each Debtor hereby pledges and assigns to Secured Party and grants to Secured Party a continuing security interest in and to all right, title and interest of such Debtor in and to any and all of the following property, whether now owned or existing or hereafter acquired or arising and regardless of where located:

(a) all Receivables.

(b) all General Intangibles.

(c) all Documents.

(d) all Instruments

(e) all Inventory.

(f) all Equipment.

(g) all Deposit Accounts.

(h) all Investment Property.

(i) All books and records (including, without limitation, customer lists, marketing information, credit files, price lists, operating records, vendor and supplier price lists, sales literature, computer software, computer hardware, computer disks and tapes and other storage media, printouts and other materials and records) of such Debtor pertaining to any of the Collateral.

(j) All moneys and property of any kind of such Debtor in the possession or under the control of Secured Party.

(k) All Proceeds of any and all of the foregoing Collateral.

In each case, the foregoing shall be covered by this Agreement, whether such Debtor’s ownership or other rights therein are presently held or hereafter acquired and howsoever such Debtor’s interests therein may arise or appear (whether by ownership, security interest, claim or otherwise).

Section 2.2. Secured Obligations Secured. The security interest created hereby in the Collateral constitutes continuing collateral security for all of the following obligations, indebtedness and liabilities, whether now existing or hereafter incurred or arising pursuant to:

(a) Credit Agreement Indebtedness. The payment by Borrower, as and when due and payable, of all amounts from time to time owing by Borrower under or in respect of the Credit Agreement, the Note, or any of the other Obligation Documents.

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(b) Other Indebtedness. All loans and future advances made by Secured Party to Borrower and all other debts, obligations and liabilities of every kind and character of Borrower now or hereafter existing in favor of Secured Party, whether such debts, obligations or liabilities be direct or indirect, primary or secondary, joint or several, fixed or contingent, and whether originally payable to Secured Party or to a third party and subsequently acquired by Secured Party and whether such debts, obligations or liabilities are evidenced by notes, open account, overdraft, endorsement, security agreement, guaranty or otherwise (it being contemplated that Borrower may hereafter become indebted to Secured Party in further sum or sums but Secured Party shall have no obligation to extend further indebtedness by reason of this Agreement).

(c) Renewals. All renewals, extensions, amendments, modifications, supplements, or restatements of or substitutions for any of the foregoing.

(d) Performance. The due performance and observance by each Debtor of all of its other obligations from time to time existing under or in respect of any of the Obligation Documents.

As used herein, the term “Secured Obligations” refers to all present and future indebtedness, obligations and liabilities of whatever type which are described above in this section, including any interest which accrues after the commencement of any case, proceeding, or other action relating to the bankruptcy, insolvency, or reorganization of each Debtor. Each Debtor hereby acknowledges that the Secured Obligations are owed to Secured Party and that Secured Party is entitled to the benefits of the liens given under this Agreement. It is the intention of each Debtor and Secured Party that this Agreement not constitute a fraudulent transfer or fraudulent conveyance under any state or federal law that may be applied hereto. Each Debtor and, by its acceptance hereof, Secured Party hereby acknowledges and agrees that, notwithstanding any other provision of this Agreement: (a) the indebtedness secured hereby shall be limited to the maximum amount of indebtedness that can be incurred or secured by such Debtor without rendering this Agreement subject to avoidance under Section 548 of the United States Bankruptcy Code or any comparable provisions of any applicable state or federal law, and (b) the Collateral pledged by such Debtor hereunder shall be limited to the maximum amount of Collateral that can be pledged by such Debtor without rendering this Agreement subject to avoidance under Section 548 of the United States Bankruptcy Code or any comparable provisions of any applicable state or federal law.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1. Representations and Warranties. Each of the representations and warranties made with respect to Borrower in the Credit Agreement or in any other Obligation Document is true and correct. In addition, Borrower and each of the other Debtors hereby represents and warrants to Secured Party as follows:

(a) Security Interest. Each Debtor has and will have at all times full right, power and authority to grant a security interest in the Collateral to Secured Party as provided herein, free and clear of any lien, adverse claim, or encumbrance, except for liens permitted under the Credit Agreement. This Agreement creates a valid and binding security interest in favor of Secured Party in the Collateral, which security interest secures all of the Secured Obligations.

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(b) Perfection. The taking possession by Secured Party of all money constituting Collateral from time to time will perfect, and establish the first priority of, Secured Party’s security interest hereunder in such Collateral. Secured Party’s control of all Investment Property, Deposit Accounts, and Letter-of-Credit Rights constituting Collateral from time to time will perfect, and establish the first priority of, Secured Party’s security interest hereunder in such Collateral. No further or subsequent filing, recording, registration, other public notice or other action is necessary or desirable to perfect or otherwise continue, preserve or protect such security interest except (i) for continuation statements described in UCC §9.515(d), (ii) for filings required to be filed in the event of a change in the name, identity, or corporate structure of any Debtor, or (iii) in the event any financing statement filed by Secured Party relating hereto otherwise becomes inaccurate or incomplete.

(c) Receivables. Each Receivable included within the Collateral represents the valid and legally binding indebtedness of a bona fide account debtor arising from the sale or lease by each Debtor of goods or the rendition by each Debtor of services, subject to no contra-accounts, setoffs, defenses, counterclaims, discounts, allowances, rebates, credits or adjustments by or available to account debtors obligated on such Receivable, except for Receivables of such Debtor which do not in the aggregate exceed five percent (5%) of the aggregate face amount of all of such Debtor’s Receivables. No material amount of such Debtor’s Receivables is otherwise doubtful of collection except as has been disclosed to Secured Party in writing.

(d) General Intangibles. Each General Intangible included within the Collateral which is material to each Debtor’s business represents the valid and legally binding obligation of each other person who is a party thereto or who is otherwise stated to be obligated thereunder, subject to no contra-accounts, setoffs, defenses, counterclaims, discounts, allowances, rebates, credits or adjustments by or available to account debtors obligated thereon, except for those which (i) in the case of General Intangibles under which money is owing to such Debtor, do not in the aggregate exceed five percent (5%) of the aggregate face amount of all such General Intangibles, and (ii) in the case of other General Intangibles, do not materially impair the value to such Debtor or the enforcement by such Debtor of such General Intangibles.

(e) Documents and Instruments. All Documents and Instruments included within the Collateral are valid and genuine. Any such Document or Instrument has only one original counterpart which constitutes collateral within the meaning of the UCC or the law of any applicable jurisdiction. Secured Party has not taken such original counterparts into its possession as of the date hereof, but reserves the right to take all such original counterparts (other than checks delivered in payment of Receivables in the ordinary course of business) into its possession at any time after the date hereof in its sole discretion.

(f) Goods. None of the Collateral which constitutes goods (i) is covered by any Document (other than Documents which are subject hereto and have been delivered to Secured

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Party), (ii) is subject to any landlord’s lien or similar lien, (iii) has been related to, attached to, or used in connection with any real property so as to constitute a fixture upon such real property (except for real property which is subject to a lien in favor of Secured Party), (iv) is installed in or affixed to other goods so as to be an accession to such other goods (unless such other goods are included in the Collateral), or (v) has been produced in violation of the Fair Labor Standards Act, as amended. All such goods are insured to the extent required under the Credit Agreement.

(g) Pledged Shares. Borrower represents and warrants to Secured Party that (i) it is the legal and beneficial owner of the Pledged Shares; (ii) the Pledged Shares are validly issued, fully-paid, non-assessable shares in the capital of each of the Guarantors and constitute 100% percent of the issued and outstanding shares in the capital of such Guarantors; (iii) the Pledged Shares are free and clear of all liens, mortgages, charges and security interests other than those created under this Agreement in favor of Secured Party; (iv) the Pledged Shares are not subject to any agreements or trust arrangements or any cease trade order, stop transfer restriction, or any similar such restriction or hold period that would in any way restrict or prevent Secured Party from assigning or transferring such shares upon the occurrence of an Event of Default (as defined in the Credit Agreement); and (v) no person has any option, right, agreement or other privilege to purchase any of the Pledged Shares or any unissued shares or convertible securities of such Guarantors.

Section 3.2. General Covenants Applicable to Collateral. Unless Secured Party shall otherwise consent in writing, each Debtor will at all times comply with the covenants contained in the Credit Agreement which are applicable to such Debtor for so long as any part of the Secured Obligations or the Commitment is outstanding. In addition, each Debtor will at all times comply with the covenants contained in this Section 3.2.

(a) Change of Name, Location, or Structure; Additional Filings. Without limitation of any other covenant herein, each Debtor will not cause or permit any change to be made in its name, identity or corporate structure, or any change to be made to its jurisdiction of organization, unless such Debtor shall have first (1) notified Secured Party of such change at least forty-five (45) days prior to the effective date of such change, (2) taken all action requested by Secured Party (under the following subsection (b) or otherwise) for the purpose of further confirming and protecting Secured Party’s security interests and rights under this Agreement and the perfection and priority thereof, and (3) if requested by Secured Party, provide to Secured Party a legal opinion to its satisfaction confirming that such change will not adversely affect in any way Secured Party’s security interests and rights under this Agreement or the perfection or priority thereof. In any notice furnished pursuant to this subsection, each Debtor will expressly state that the notice is required by this Agreement and contains facts that may require additional filings of financing statements or other notices for the purposes of continuing perfection of Secured Party’s security interest in the Collateral.

(b) Further Assurances. Each Debtor will, at its expense as from time to time requested by Secured Party, promptly execute and deliver all further instruments, agreements, filings and registrations, and take all further action, in order: (i) to confirm and validate this Agreement and Secured Party’s rights and remedies hereunder, (ii) to correct any errors or omissions in the descriptions herein of the Secured Obligations or the Collateral or in any other provisions hereof, (iii) to perfect, register and protect the security interests and rights created or

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purported to be created hereby or to maintain or upgrade in rank the priority of such security interests and rights, (iv) to enable Secured Party to exercise and enforce its rights and remedies hereunder in respect of the Collateral, or (v) to otherwise give Secured Party the full benefits of the rights and remedies described in or granted under this Agreement. As part of the foregoing each Debtor will, whenever requested by Secured Party: (1) execute and file any financing statements, continuation statements, and other filings or registrations relating to Secured Party’s security interests and rights hereunder, and any amendments thereto, and (2) mark its books and records relating to any Collateral to reflect that such Collateral is subject to this Agreement and the security interests hereunder. To the extent requested by Secured Party from time to time, each Debtor will obtain from any material account debtor or other obligor on the Collateral the acknowledgment of such account debtor or obligor that such Collateral is subject to this Agreement.

(c) Inspection of Collateral. Each Debtor will keep adequate records concerning the Collateral and will permit Secured Party and all representatives appointed by Secured Party, including independent accountants, agents, attorneys, appraisers and any other persons, to inspect any of the Collateral and the books and records of or relating to the Collateral during normal business hours, and to make photocopies and photographs thereof, and to write down and record any information which such representatives obtain.

(d) Information. Upon request from time to time by Secured Party, each Debtor will furnish to Secured Party: (i) any information concerning any covenant, provision or representation contained herein or any other matter in connection with the Collateral or such Debtor’s business, properties, or financial condition, and (ii) statements and schedules identifying and describing the Collateral and other reports and information requested in connection with the Collateral, all in reasonable detail.

(e) Ownership, Liens, Possession and Transfers. Each Debtor will maintain good and marketable title to all Collateral, free and clear of all liens, encumbrances or adverse claims except for the security interest created by this Agreement and any liens permitted under the Credit Agreement, and such Debtor will not grant or allow any such liens, encumbrances or adverse claims to exist. Each Debtor will not grant or allow to remain in effect, and such Debtor will cause to be terminated, any financing statement or other registration or instrument similar in effect covering all or any part of the Collateral, except any which have been filed in favor of Secured Party relating to this Agreement and any which have been filed to perfect or protect any liens permitted under the Credit Agreement. Each Debtor will defend Secured Party’s right, title and special property and security interest in and to the Collateral against the claims of any person. Each Debtor (i) will insure that all of the Collateral — whether goods, Documents, Instruments, or otherwise — is and remains in the possession of such Debtor or Secured Party (or a bailee selected by Secured Party who is holding such Collateral for the benefit of Secured Party), except for goods being transported in the ordinary course of business, and (ii) will not sell, assign (by operation of law or otherwise), transfer, exchange, lease or otherwise dispose of any of the Collateral.

(f) Impairment of Security Interest. Each Debtor will not take or fail to take any action which would in any manner impair the value or enforceability of Secured Party’s security interest in any Collateral.

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(g) Insurance.

(i) Each Debtor will, at its own expense, maintain insurance with respect to all Collateral which constitutes goods in such amounts, against such risks, in such form and with such insurers, as is customary in the industry for similarly situated businesses and Collateral and satisfactory to the Secured Party. Each policy for liability insurance shall provide for all losses to be paid on behalf of Secured Party and each Debtor as their respective interests may appear, and each policy for property damage insurance shall provide for all losses to be paid directly to Secured Party. Each such policy shall in addition (A) name each Debtor and Secured Party as insured parties thereunder (without any representation or warranty by or obligation upon Secured Party) as their interests may appear, (B) contain the agreement by the insurer that any loss thereunder shall be payable to Secured Party notwithstanding any action, inaction or breach of representation or warranty by any Debtor, (C) provide that there shall be no recourse against Secured Party for payment of premiums or other amounts with respect thereto, and (D) provide that at least thirty (30) days’ prior written notice of cancellation or of lapse shall be given to Secured Party by the insurer. Each Debtor will, if so requested by Secured Party, make all reasonable efforts to deliver, or cause the respective insurers to deliver, to Secured Party original or duplicate policies of such insurance and, as often as Secured Party may reasonably request, a report of a reputable insurance broker with respect to such insurance. Each Debtor will also, at the request of Secured Party, duly execute and deliver instruments of assignment of such insurance policies and make all reasonable efforts to cause the respective insurers to acknowledge notice of such assignment.

(ii) Reimbursement under any liability insurance maintained by each Debtor pursuant to this Section 3.2(g) may be paid directly to the person who has incurred the liability covered by such insurance. With respect to any loss involving damage to Collateral which constitutes goods as to which subsection (iii) of this Section 3.2(g) is not applicable, each Debtor will make or cause to be made the necessary repairs to or replacements of such Collateral, and any proceeds of insurance maintained by such Debtor pursuant to this Section 3.2(g) shall be paid to such Debtor by Secured Party as reimbursement for the costs of such repairs or replacements as such repairs or replacements are made or acquired.

(iii) Upon the occurrence and during the continuance of an Event of Default or upon the occurrence of a loss in excess of $50,000 per occurrence of any Collateral which constitutes goods, all insurance payments in respect of such Collateral shall be paid to Secured Party and applied as specified in Section 4.3 hereof.

Section 3.3. Covenants for Specified Types of Collateral. Unless Secured Party shall otherwise consent in writing, each Debtor will at all times comply with the covenants contained in this Section 3.3 from the date hereof and so long as any part of the Secured Obligations or the Commitment is outstanding.

(a) Receivables. Each Debtor will, except as otherwise provided in Sections 4.1(e) and 4.2(a), collect at its own expense all amounts due or to become due under each Receivable which is included within the Collateral. In connection with such collections, each Debtor may

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(and, at Secured Party’s direction, will) take such action (not otherwise forbidden hereunder) as is reasonably necessary or advisable to enforce collection or performance of each such Receivable. Except for actions and omissions in the ordinary course of business which do not in the aggregate cause losses or reductions in excess of five percent (5%) of the aggregate face amount of all such Receivables outstanding at any time, each Debtor (i) will duly perform and cause to be performed all of its obligations with respect to the goods or services, the sale or lease or rendering of which gave rise or will give rise to each such Receivable, and (ii) will not (whether through failure to duly perform its obligations under any contracts, instruments, and agreements which are related to any such Receivable, or by any written instrument, or otherwise) take or allow any action or omission which causes any such Receivable to become subject to any contra-accounts, setoffs, defenses, counterclaims, discounts, allowances, rebates, credits or adjustments by or available to account debtors obligated on such Receivable.

(b) General Intangibles. Each Debtor will, except as otherwise provided in Sections 4.1(e) and 4.2(a), collect at its own expense all amounts due or to become due under each General Intangible included within the Collateral. In connection with such collections, each Debtor may (and, at Secured Party‘s direction, will) take such action (not otherwise forbidden hereunder) as is reasonably necessary or advisable to enforce collection or performance of each such General Intangible. Each Debtor will duly perform and cause to be performed all of its obligations under any contracts, instruments, and agreements which are, or which are related to, any General Intangibles of such Debtor. Each Debtor will not (whether through failure to duly perform its obligations under any contracts, instruments, and agreements which are related to any such General Intangibles, or by any written instrument, or otherwise) take or allow any action or omission which causes any such General Intangibles to become subject to any contra-accounts, setoffs, defenses, counterclaims, discounts, allowances, rebates, credits or adjustments by or available to account debtors obligated on such General Intangibles, except for those which (i) in the case of such General Intangibles under which money is owing to such Debtor, do not in the aggregate exceed five percent (5%) of the aggregate face amount of all such General Intangibles, and (ii) in the case of other General Intangibles included within the Collateral, do not materially impair the value or enforcement of such General Intangibles.

(c) Documents and Instruments. Each Debtor will at all times cause any Documents or Instruments which are included within the Collateral to be valid and genuine. Each Debtor will cause all Instruments included within the Collateral to have only one original counterpart. Unless otherwise requested by Secured Party, each Debtor will promptly deliver to Secured Party all originals of Documents or Instruments which are included within the Collateral. Each Debtor will not (whether through failure to duly perform its obligations under any contracts, instruments, and agreements which are related to any Documents or Instruments which are included within the Collateral, or by any written instrument, or otherwise) take or allow any action or omission which causes any Documents or Instruments which are included within the Collateral to become subject to any contra-accounts, setoffs, defenses, counterclaims, discounts, allowances, rebates, credits or adjustments by or available to the persons obligated thereon. Upon request by Secured Party, each Debtor will mark each chattel paper which is included within the Collateral with a legend indicating that such chattel paper is subject to the security interest granted by this Agreement.

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(d) Inventory. Each Debtor will maintain, preserve, protect and store all Inventory included within the Collateral in good condition, repair and working order and in a manner which will not make void or cancelable any insurance with respect to such Collateral. Each Debtor will promptly furnish to Secured Party a statement respecting any loss or damage to any such Inventory with an aggregate value in excess of $50,000. Except for Documents delivered into the possession of Secured Party, each Debtor will not allow any Inventory included within the Collateral to be covered by any Document. Each Debtor will not cause or permit the removal of any item of Inventory from such Debtor’s possession, control and risk of loss, and such Debtor will not sell, assign (by operation of law or otherwise), transfer, exchange, lease or otherwise dispose of any Inventory, other than in connection with the following:

(i) Sales or leases, other than during the continuance of an Event of Default, of Inventory in the ordinary course of business, and

(ii) Possession of Inventory by Secured Party or by a bailee selected by Secured Party who is holding such Inventory for the benefit of Secured Party.

(e) Equipment. Each Debtor will maintain, preserve, protect and keep all Equipment included within the Collateral in good condition, repair and working order and will cause such Equipment to be used and operated in a good and workmanlike manner, in accordance with applicable law and in a manner which will not make void or cancelable any insurance with respect to such Equipment. Each Debtor will promptly make or cause to be made all repairs, replacements and other improvements to or in connection with such Equipment, which are reasonable and necessary or that Secured Party may reasonably request to such end. Each Debtor will promptly furnish to Secured Party a statement respecting any loss or damage to any of such Equipment with an aggregate value in excess of $50,000. Each Debtor will not cause or permit the removal of any item of Equipment from Debtor’s possession, control and risk of loss, and such Debtor will not sell, assign (by operation of law or otherwise), transfer, exchange, lease or otherwise dispose of any Equipment, other than in connection with the following:

(i) Sale or other disposal, other than during the continuance of an Event of Default, of any item of Equipment which is worn out or obsolete and which has been replaced by an item of equal suitability and value, owned by such Debtor and made subject to the security interest under this Agreement, but which is otherwise free and clear of any liens, encumbrances or adverse claims, except for liens permitted by the Credit Agreement, and

(ii) Possession of Equipment by Secured Party or by a bailee selected by Secured Party who is holding such Equipment for the benefit of Secured Party.

Each Debtor will not permit any of the Collateral which constitutes Equipment to at any time become so related to attached to, or used in connection with any particular real property so as to become a fixture upon such real property, or to be installed in or affixed to other goods so as to become an accession to such other goods unless such other goods are also included in the Collateral.

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(f) Deposit Accounts. For each Deposit Account that any Debtor at any time opens and maintains, each Debtor shall, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) cause the depository bank which maintains such Deposit Account to agree to comply at any time with instructions from Secured Party to such depository bank directing the disposition of funds from time to time credited to such Deposit Account, without further consent of such Debtor, or (ii) arrange for Secured Party to become the customer of such depository bank with respect to the Deposit Account, with such Debtor being permitted, only with the consent of Secured Party, to exercise rights to withdraw funds from such Deposit Account. Secured Party agrees with each Debtor that Secured Party shall not give any such instructions or withhold any withdrawal rights from such Debtor unless an Event of Default has occurred and is continuing. The provisions of this Section 3.3(f) shall not apply to (x) any Deposit Account for which any Debtor, the applicable depository bank, and Secured Party have entered into a cash collateral agreement specially negotiated among such Debtor, such depository bank, and Secured Party for the specific purpose set forth therein, (y) Deposit Accounts for which Secured Party is the depository bank, and (z) Deposit Accounts specially and exclusively used for payroll, payroll taxes, and other employee wage and benefit payments to or for the benefit of Debtor’s salaried employees.

(g) Investment Property. If any Debtor shall at any time hold or acquire any certificated securities, such Debtor shall forthwith endorse, assign, and deliver the same to Secured Party, accompanied by such instruments of transfer or assignment duly executed in blank as Secured Party may from time to time specify. If any securities now or hereafter acquired by any Debtor are uncertificated and are issued to such Debtor or its nominee directly by the issuer thereof, such Debtor shall immediately notify Secured Party of such issuance and, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) cause the issuer thereof to agree to comply with instructions from Secured Party as to such securities, without further consent of such Debtor or such nominee, or (ii) arrange for Secured Party to become the registered owner of such securities. If any securities, whether certificated or uncertificated, or other Investment Property now or hereafter acquired by any Debtor, are held by such Debtor or its nominee through a securities intermediary or commodity intermediary, such Debtor shall immediately notify Secured Party thereof, and, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) cause such securities intermediary or (as the case may be) commodity intermediary to agree to comply with entitlement orders or other instructions from Secured Party to such securities intermediary as to such securities or other Investment Property, or (as the case may be) to apply any value distributed on account of any commodity contract as directed by Secured Party to such commodity intermediary, in each case without further consent of such Debtor or such nominee, or (ii) in the case of financial assets or other Investment Property held through a securities intermediary, arrange for Secured Party to become the entitlement holder with respect to such Investment Property, with such Debtor being permitted, only with the consent of Secured Party, to exercise rights to withdraw or otherwise deal with such Investment Property. Secured Party agrees with each Debtor that Secured Party shall not give any such entitlement orders or instructions or directions to any of Investment Property, issuer, securities intermediary, or commodity intermediary, and shall not withhold its consent to the exercise of any withdrawal or dealing rights by such Debtor, unless an Event of Default has occurred and is continuing. The provisions of this Section 3.3(g) shall not apply to any financial assets credited to a securities account for which Secured Party or an affiliate of Secured Party is the securities intermediary.

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(h) Letter of Credit Rights. If any Debtor is at any time a beneficiary under a letter of credit now or hereafter issued in favor of such Debtor, such Debtor shall promptly notify Secured Party thereof and, at the request and option of Secured Party, such Debtor shall, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) arrange for the issuer and any confirmer of such letter of credit to consent to an assignment to Secured Party of the proceeds of any drawing under such letter of credit, or (ii) arrange for Secured Party to become the transferee beneficiary of such letter of credit, with Secured Party agreeing, in each case, that the proceeds of any drawing under such letter of credit are to be applied as specified in Section 4.3.

(i) Commercial Tort Claims. If any Debtor shall at any time hold or acquire a Commercial Tort Claim, such Debtor shall immediately notify Secured Party in writing of the details thereof and grant to Secured Party in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance acceptable to Secured Party.

ARTICLE IV

REMEDIES, POWERS AND AUTHORIZATIONS

Section 4.1. Normal Provisions Concerning the Collateral.

(a) Authorization to File Financing Statements. Each Debtor hereby irrevocably authorizes Secured Party at any time and from time to time to file, without the signature of such Debtor, in any jurisdiction any amendments to existing financing statements and any initial financing statements and amendments thereto that (a) indicate the Collateral (i) as “all assets of such Debtor and all proceeds thereof, and all rights and privileges with respect thereto” or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Chapter 9 of the UCC, or (ii) as being of an equal or lesser scope or with greater detail; (b) contain any other information required by subchapter E of Chapter 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including whether such Debtor is an organization, the type of organization and any organization identification number issued to such Debtor; and (c) are necessary to properly effectuate the transactions described in the Security, as determined by Secured Party in its discretion. Each Debtor agrees to furnish any such information to Secured Party promptly upon request. Each Debtor further agrees that a carbon, photographic or other reproduction of this Agreement or any financing statement describing any Collateral is sufficient as a financing statement and may be filed in any jurisdiction by Secured Party.

(b) Power of Attorney. Each Debtor hereby appoints Secured Party as such Debtor’s attorney-in-fact and proxy, with full authority in the place and stead of Debtor and in the name of such Debtor or otherwise, from time to time in Secured Party’s discretion, to take any action and to execute any instrument which Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement including any action or instrument: (i) to obtain and adjust any

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insurance required to be paid to Secured Party pursuant hereto; (ii) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral; (iii) to receive, indorse and collect any drafts or other Instruments or Documents; (iv) to enforce any obligations included among the Collateral; and (v) to file any claims or take any action or institute any proceedings which Secured Party may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of such Debtor or Secured Party with respect to any of the Collateral. Each Debtor hereby acknowledges that such power of attorney and proxy are coupled with an interest, are irrevocable, and are to be used by Secured Party.

(c) Performance by Secured Party. If any Debtor fails to perform any agreement or obligation contained herein, Secured Party may itself perform, or cause performance of, such agreement or obligation, and the expenses of Secured Party incurred in connection therewith shall be payable by such Debtor under Section 4.5.

(d) Bailees. If any Collateral is at any time in the possession or control of any warehouseman, bailee or any of any Debtor’s agents or processors, such Debtor shall, upon the request of Secured Party, notify such warehouseman, bailee, agent or processor of Secured Party’s rights hereunder and instruct such person to hold all such Collateral for Secured Party’s account subject to Secured Party’s instructions. (No such request by Secured Party shall be deemed a waiver of any provision hereof which was otherwise violated by such Collateral being held by such person prior to such instructions by such Debtor.)

(e) Collection. Secured Party shall have the right at any time, upon the occurrence and during the continuance of an Event of Default by any Debtor, to notify (or to require such Debtor to notify) any and all obligors under any Receivables, General Intangibles, Instruments, or other rights to payment included among the Collateral of the assignment thereof to Secured Party under this Agreement and to direct such obligors to make payment of all amounts due or to become due to such Debtor thereunder directly to Secured Party and, upon such notification and at the expense of such Debtor and to the extent permitted by law, to enforce collection of any such Receivables, General Intangibles, Instruments, or other rights to payment and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Debtor could have done. After any Debtor receives notice that Secured Party has given (and after Secured Party has required such Debtor to give) any notice referred to above in this subsection:

(i) all amounts and proceeds (including instruments and writings) received by such Debtor in respect of such Receivables, General Intangibles, Instruments, or other rights to payment shall be received in trust for the benefit of Secured Party hereunder, shall be segregated from other funds of such Debtor and shall be forthwith paid over to Secured Party in the same form as so received (with any necessary indorsement) to be, at Secured Party’s discretion, either (A) held as cash collateral and released to such Debtor upon the remedy of all Events of Default, or (B) while any Event of Default is continuing, applied as specified in Section 4.3, and

(ii) such Debtor will not adjust, settle or compromise the amount or payment of any such Receivable, General Intangible, Instrument, or other right to payment or release wholly or partly any account debtor or obligor thereof or allow any credit or discount thereon.

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Section 4.2. Event of Default Remedies. If an Event of Default shall have occurred and be continuing, Secured Party may from time to time in its discretion, without limitation and without notice except as expressly provided below:

(a) exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein, under the other Obligation Documents, or otherwise available to it, all the rights and remedies of a secured party on default under the UCC (whether or not the UCC applies to the affected Collateral);

(b) require each Debtor to, and each Debtor hereby agrees that it will at its expense and upon request of Secured Party forthwith, assemble all or part of the Collateral as directed by Secured Party and make it (together with all books, records and information of such Debtor relating thereto) available to Secured Party at a place to be designated by Secured Party which is reasonably convenient to both parties;

(c) prior to the disposition of any Collateral, (i) to the extent permitted by applicable law, enter, with or without process of law and without breach of the peace, any premises where any of the Collateral is or may be located, and without charge or liability to Secured Party seize and remove such Collateral from such premises, (ii) have access to and use the Company’s books, records, and information relating to the Collateral, and (iii) store or transfer any of the Collateral without charge in or by means of any storage or transportation facility owned or leased by any Debtor, process, repair or recondition any of the Collateral or otherwise prepare it for disposition in any manner and to the extent Secured Party deems appropriate and, in connection with such preparation and disposition, use without charge any copyright, trademark, trade name, patent or technical process used by any Debtor;

(d) reduce its claim to judgment or foreclose or otherwise enforce, in whole or in part, the security interest created hereby by any available judicial procedure;

(e) dispose of, at its office, on the premises of any Debtor or elsewhere, all or any part of the Collateral, as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale of any part of the Collateral shall not exhaust Secured Party’s power of sale, but sales may be made from time to time, and at any time, until all of the Collateral has been sold or until the Secured Obligations have been paid and performed in full), and at any such sale it shall not be necessary to exhibit any of the Collateral;

(f) buy the Collateral, or any part thereof, at any public sale;

(g) buy the Collateral, or any part thereof, at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations; and

(h) apply by appropriate judicial proceedings for appointment of a receiver for the Collateral, or any part thereof, and each Debtor hereby consents to any such appointment.

16	[Security Agreement]

Each Debtor agrees that, to the extent notice of sale shall be required by law, at least ten (10) days’ notice to such Debtor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. Secured Party shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

Section 4.3 Application of Proceeds. If any Event of Default shall have occurred and be continuing, Secured Party may in its discretion apply any cash held by Secured Party as Collateral, and any cash proceeds received by Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral, to any or all of the following in such order as Secured Party may elect:

(a) to the repayment of the reasonable costs and expenses, including reasonable attorneys’ fees and legal expenses, incurred by Secured Party in connection with (i) the administration of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any Collateral, (iii) the exercise or enforcement of any of the rights of Secured Party hereunder, or (iv) the failure of any Debtor to perform or observe any of the provisions hereof;

(b) to the payment or other satisfaction of any liens, encumbrances, or adverse claims upon or against any of the Collateral;

(c) to the reimbursement of Secured Party for the amount of any obligations of any Debtor or any Other Liable Party paid or discharged by Secured Party pursuant to the provisions of this Agreement or the other Obligation Documents, and of any expenses of Secured Party payable by any Debtor hereunder or under the other Obligation Documents;

(d) to the satisfaction of any other Secured Obligations;

(e) by holding the same as Collateral;

(f) to the payment of any other amounts required by applicable law (including any provision of the UCC); and

(g) by delivery to any Debtor or to whoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

Section 4.4. Deficiency. In the event that the proceeds of any sale, collection or realization of or upon Collateral by Secured Party are insufficient to pay all Secured Obligations and any other amounts to which Secured Party is legally entitled, each Debtor shall be liable for the deficiency, together with interest thereon as provided in the governing Obligation Documents or (if no interest is so provided) at such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees of any attorneys employed by Secured Party to collect such deficiency.

17	[Security Agreement]

Section 4.5 Indemnity and Expenses. In addition to, but not in qualification or limitation of, any similar obligations under other Obligation Documents:

(a) Each Debtor will indemnify Secured Party and its officers, directors, employees, agents and representatives (each an “Indemnified Person”) from and against any and all claims, losses and liabilities growing out of or resulting from this Agreement (including enforcement of this Agreement), WHETHER OR NOT SUCH CLAIMS, LOSSES AND LIABILITIES ARE IN ANY WAY OR TO ANY EXTENT CAUSED BY OR ARISING OUT OF SUCH INDEMNIFIED PERSON’S OWN NEGLIGENCE OR STRICT LIABILITY, except to the extent such claims, losses or liabilities are proximately caused by such indemnified party’s individual gross negligence or willful misconduct.

(b) Each Debtor will upon demand pay to Secured Party the amount of any and all costs and expenses, including the reasonable fees and disbursements of Secured Party’s counsel and of any experts and agents, which Secured Party may incur in connection with (i) the transactions which give rise to this Agreement, (ii) the preparation of this Agreement and the perfection and preservation of this security interest created under this Agreement, (iii) the administration of this Agreement; (iv) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any Collateral; (v) the exercise or enforcement of any of the rights of Secured Party hereunder; or (vi) the failure by such Debtor to perform or observe any of the provisions hereof, except expenses resulting from Secured Party’s individual gross negligence or willful misconduct.

Section 4.6. Non-Judicial Remedies. In granting to Secured Party the power to enforce its rights hereunder without prior judicial process or judicial hearing, each Debtor expressly waives, renounces and knowingly relinquishes any legal right which might otherwise require Secured Party to enforce its rights by judicial process. In so providing for non-judicial remedies, each Debtor recognizes and concedes that such remedies are consistent with the usage of trade, are responsive to commercial necessity, and are the result of a bargain at arm’s length. Nothing herein is intended, however, to prevent Secured Party from resorting to judicial process at its option.

Section 4.7. Other Recourse. Each Debtor waives any right to require Secured Party to proceed against any other person, to exhaust any Collateral or other security for the Secured Obligations, to have any Other Liable Party joined with such Debtor in any suit arising out of the Secured Obligations or this Agreement, or to pursue any other remedy in Secured Party’s power. Each Debtor further waives any and all notice of acceptance of this Agreement and of the creation, modification, rearrangement, renewal or extension for any period of any of the Secured Obligations of any Other Liable Party from time to time. Each Debtor further waives any defense arising by reason of any disability or other defense of any Other Liable Party or by reason of the cessation from any cause whatsoever of the liability of any Other Liable Party. This Agreement shall continue irrespective of the fact that the liability of any Other Liable Party may have ceased and irrespective of the validity or enforceability of any other Obligation Document to which any Debtor or any Other Liable Party may be a party, and notwithstanding any death, incapacity, reorganization, or bankruptcy of any Other Liable Party or any other event or proceeding affecting any Other Liable Party. Until all of the Secured Obligations shall have been paid in full, each Debtor shall have no right to subrogation and each Debtor waives the right

18	[Security Agreement]

to enforce any remedy which Secured Party has or may hereafter have against any Other Liable Party, and waives any benefit of and any right to participate in any other security whatsoever now or hereafter held by Secured Party. Each Debtor authorizes Secured Party, without notice or demand, without any reservation of rights against such Debtor, and without in any way affecting such Debtor’s liability hereunder or on the Secured Obligations, from time to time to (a) take or hold any other property of any type from any other person as security for the Secured Obligations, and exchange, enforce, waive and release any or all of such other property, (b) apply the Collateral or such other property and direct the order or manner of sale thereof as Secured Party may in its discretion determine, (c) renew, extend for any period, accelerate, modify, compromise, settle or release any of the obligations of any Other Liable Party in respect to any or all of the Secured Obligations or other security for the Secured Obligations, (d) waive, enforce, modify, amend or supplement any of the provisions of any Obligation Document with any person other than such Debtor, and (e) release or substitute any Other Liable Party.

Section 4.8. Limitation on Duty of Secured Party in Respect of Collateral. Beyond the exercise of reasonable care in the custody thereof, Secured Party shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or as to the preservation of rights against prior parties or any other rights pertaining thereto. Secured Party shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any warehouseman, carrier, forwarding agency, consignee or other agent or bailee selected by Secured Party in good faith.

Section 4.9. Appointment of Collateral Agents. At any time or times, in order to comply with any legal requirement in any jurisdiction, Secured Party may appoint any bank or trust company or one or more other persons to act as separate agent or agents on behalf of Secured Party, with such power and authority as may be necessary for the effectual operation of the provisions hereof and may be specified in the instrument of appointment. In so doing Secured Party may, in the name and on behalf of each Debtor, give to such separate agent(s) indemnities and other protections similar to those provided in Section 4.5.

ARTICLE V

MISCELLANEOUS

Section 5.1. Notices. Any notice or communication required or permitted hereunder shall be given as provided in the Credit Agreement.

Section 5.2. Amendments. No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Debtors and Secured Party, and no waiver of any provision of this Agreement, and no consent to any departure by any Debtor therefrom, shall be effective unless it is in writing and signed by Secured Party, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given and to the extent specified in such writing.

19	[Security Agreement]

Section 5.3. Preservation of Rights. No failure on the part of Secured Party to exercise, and no delay in exercising, any right hereunder or under any other Obligation Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Agreement shall in any manner impair or affect any other security for the Secured Obligations. The rights and remedies of Secured Party provided herein and in the other Obligation Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise. The rights of Secured Party under any Obligation Document against any party thereto are not conditional or contingent on any attempt by Secured Party to exercise any of its rights under any other Obligation Document against such party or against any other person.

Section 5.4. Unenforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or invalidity without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 5.5. Survival of Agreements. All representations and warranties of each Debtor herein, and all covenants and agreements herein shall survive the execution and delivery of this Agreement, the execution and delivery of any other Obligation Documents and the creation of the Secured Obligations.

Section 5.6. Other Liable Parties. Neither this Agreement nor the exercise by Secured Party or the failure of Secured Party to exercise any right, power or remedy conferred herein or by law shall be construed as relieving any Other Liable Party from liability on the Secured Obligations or any deficiency thereon.

Section 5.7. Binding Effect and Assignment. This Agreement creates a continuing security interest in the Collateral and (a) shall be binding on the Debtors and their successors and permitted assigns and (b) shall inure, together with all rights and remedies of Secured Party hereunder, to the benefit of Secured Party and its respective successors, transferees and assigns. Without limiting the generality of the foregoing, Secured Party may (except as otherwise provided in the Credit Agreement) pledge, assign or otherwise transfer any or all of their respective rights under any or all of the Obligation Documents to any other person, and such other person shall thereupon become vested with all of the benefits in respect thereof granted herein or otherwise. None of the rights or duties of any Debtor hereunder may be assigned or otherwise transferred without the prior written consent of Secured Party.

Section 5.8. Termination. It is contemplated by the parties hereto that there may be times when no Secured Obligations are outstanding, but notwithstanding such occurrences, this Agreement shall remain valid and shall be in full force and effect as to subsequent outstanding Secured Obligations. Upon the satisfaction in full of the Secured Obligations and the termination or expiration of the Credit Agreement and any other commitment of Secured Party to extend credit to Borrower, then upon written request for the termination hereof delivered by the Debtors to Secured Party, this Agreement and the security interest created hereby shall terminate and all rights to the Collateral shall revert to the Debtors. Secured Party will thereafter, upon the Debtors’ request and at the Debtors’ expense, (a) return to the Debtors such of the Collateral in

20	[Security Agreement]

Secured Party’s possession as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof, and (b) execute and deliver to the Debtors such documents as the Debtors shall reasonably request to evidence such termination.

Section 5.9. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THAT THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

Section 5.10. Final Agreement. This written Agreement and the Obligation Documents represent the final agreement between the parties hereto and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties hereto. There are no unwritten oral agreements between the parties hereto.

Section 5.11. Counterparts; Fax. This Agreement may be separately executed in any number of counterparts, all of which when so executed shall be deemed to constitute one and the same Agreement. This Agreement may be validly executed and delivered by facsimile or other electronic transmission.

[Remainder of page intentionally left blank]

21	[Security Agreement]

IN WITNESS WHEREOF, the Borrower and the Guarantors Debtors have executed and delivered this Agreement as of the date first above written.

BORROWER:	GUARANTORS:

TRANSATLANTIC PETROLEUM CORP., an Alberta corporation	TRANSATLANTIC PETROLEUM (USA) CORP., a Colorado corporation

By:	By:
Name:	Name:
Title:	Title:

TRANSATLANTIC WORLDWIDE, LTD., a Bahamas corporation,

By:
Name:
Title:

TRANSATLANTIC MAROC, LTD., a Bahamas corporation,

By:
Name:
Title:

TRANSATLANTIC NORTH SEA, LTD., a Bahamas corporation,

By:
Name:
Title:

TRANSATLANTIC TURKEY, LTD., a Bahamas corporation,

By:
Name:
Title:

[SIGNATURE PAGE TO THE SECURITY AGREEMENT]

EXHIBIT D

CD PLEDGE AGREEMENT

THIS CD PLEDGE AGREEMENT (this “Agreement”) is made as of the                  , 2008, by TRANSATLANTIC MAROC, LTD., a Bahamas corporation (“Pledgor”), in favor of RIATA MANAGEMENT, LLC, an Oklahoma limited liability company (“Lender”). Pledgor hereby agrees with Lender as follows:

A. Concurrently with the execution of this Agreement, TransAtlantic Petroleum Corp., an Alberta corporation (“Borrower”), as borrower, and Lender, as lender, entered into that Credit Agreement dated as of March 28, 2008, pursuant to which Lender agreed to make a term loan to Borrower in the aggregate principal amount of US$2,000,000 (the “Loan”).

B. Borrower has obtained a Certificate of Deposit issued on May 12, 2006 (the “Amegy Certificate of Deposit”), from Amegy Bank N.A. (“Amegy Bank”). The Amegy Certificate of Deposit was originally in the amount of US$3,000,000. Presently the Amegy Certificate of Deposit is in the amount of US$2,000,000 plus accrued interest.

C. In connection with the original issuance of the Amegy Certificate of Deposit, Amegy Bank issued a letter of credit (the “Amegy L/C”) for the account of Pledgor in favor of Arab Bank PLC, New York (“Arab Bank”) which, in turn, issued a bank guaranty in favor of the Office National des Hydrocarbures et des Mines of Morroco (“ONHYM”). The Amegy Certificate of Deposit secures the obligations of Pledgor to Amegy Bank in the event ONHYM draws upon the bank guaranty issued by Arab Bank and Arab Bank draws upon the Amegy L/C (the “Amegy Security Interest”).

D. Pursuant to the terms and conditions of the Credit Agreement, the execution and delivery of this Agreement is a condition precedent to the making of the Loan by the Lender, and accordingly, Borrower, as the sole owner of all of the issued and outstanding equity interests in Pledgor, has agreed to cause Pledgor to enter into this Agreement to satisfy the obligations of the Borrower under the Credit Agreement with respect to the Collateral.

E. In order to ensure that the security interest of Lender in the Collateral remains perfected, in connection with the execution of this Agreement, Pledgor, Lender, and Amegy Bank have agreed to enter into a letter agreement dated                  , 2008 (the “Amegy Letter Agreement”).

1. Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

“Amegy Bank” has the meaning set forth in recital B.

“Amegy Certificate of Deposit” has the meaning set forth in recital B.

“Amegy L/C” has the meaning set forth in recital C.

“Amegy Letter Agreement” has the meaning set forth in recital E.

“Amegy Security Interest” has the meaning set forth in recital C.

“Arab Bank” has the meaning set forth in recital C.

“Code” means the Uniform Commercial Code as in effect in the State of Texas on the date of this Agreement or as it may hereafter be amended from time to time.

“Collateral” means that certain Certificate of Deposit issued on May 12, 2006, in the amount of US$2,000,000 in the name of Pledgor and issued by Bank. The term Collateral, as used herein, shall also include (a) all certificates, instruments and/or other documents evidencing the foregoing, (b) all renewals, replacements and substitutions of all of the foregoing, (c) all interest, dividends, and distributions in relation to the foregoing, and (d) all proceeds of all of the foregoing. The designation of proceeds does not authorize Pledgor to sell, transfer or otherwise convey any of the foregoing property.

“Guaranty” means each Guaranty executed by the Guarantors in favor of Lender pursuant to the Credit Agreement, collectively, the “Guarantees.”

“Loan Documents” means (a) this Agreement, (b) the Credit Agreement, (c) the Note, (d) the Guarantees, (e) the deposit control agreement as contemplated by the Amegy Letter Agreement, (f) the Security Agreement, (g) all other agreements, documents, and instruments in favor of Lender ever delivered in connection with or under the Credit Agreement, and (h) all renewals, extensions, amendments, modifications, supplements, restatements, and replacements of, or substitutions for, any of the foregoing.

“ONHYM” has the meaning set forth in recital C.

“Secured Party” means Lender, its successors and assigns, including without limitation, any party to whom Lender, or its successors or assigns, may assign its rights and interests under this Agreement.

“Security Agreement” means the Security Agreement of even date herewith between Borrower and Lender.

All words and phrases used herein which are expressly defined in Section 1.201, Chapter 8 or Chapter 9 of the Code shall have the meaning provided for therein. Other words and phrases defined elsewhere in the Code shall have the meaning specified therein except to the extent such meaning is inconsistent with a definition in Section 1.201, Chapter 8 or Chapter 9 of the Code or as set out in this Agreement. Each capitalized term used but not defined in this Agreement has the meaning given that term in the Credit Agreement.

2. Security Interest. As security for the performance by Borrower of its obligations under the Credit Agreement, Pledgor, for value received, hereby grants to Secured Party a continuing security interest in the Collateral.

3. Maintenance of Collateral. Other than the exercise of reasonable care to assure the safe custody of any Collateral in Secured Party’s possession from time to time, Secured Party does not have any obligation, duty or responsibility with respect to the Collateral. Without limiting the generality of the foregoing, Secured Party shall not have any obligation, duty or responsibility to do any of the following: (a) ascertain any maturities, calls, conversions, exchanges, offers, tenders or similar matters relating to the Collateral or informing Pledgor with respect to any such matters; (b) fix, preserve or exercise any right, privilege or option (whether conversion, redemption or otherwise) with respect to the Collateral unless (i) Pledgor makes written demand to Secured Party to do so, (ii) such written demand is received by Secured Party in sufficient time to permit Secured Party to take the action demanded in the ordinary course of its business, and (iii) Pledgor provides additional collateral, acceptable to Secured Party in its reasonable discretion; (c) collect any amounts payable in respect of the Collateral (Secured Party being liable to account to Pledgor only for what Secured Party may actually receive or collect thereon); (d) sell all or any portion of the Collateral to avoid market loss; (e) sell all or any portion of the Collateral unless and until (i) Pledgor makes written demand upon Secured Party to sell the Collateral, and (ii) Pledgor provides additional collateral, acceptable to Secured Party in its reasonable discretion; or (f) hold the Collateral for or on behalf of any party other than Pledgor.

4. Representations and Warranties. Pledgor hereby represents and warrants the following to Secured Party:

(a) Due Authorization. Pledgor’s execution, delivery and performance of this Agreement and all of the other Loan Documents to which Pledgor is a party have been duly authorized by all necessary company action of Pledgor.

(b) Enforceability. This Agreement and the other Loan Documents constitute legal, valid and binding obligations of Pledgor, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or similar laws of general application relating to the enforcement of creditors’ rights and except to the extent specific remedies may generally be limited by equitable principles.

(c) Ownership and Liens. Pledgor has good and valid title to the Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the Amegy Bank Security Interest, the security interest created by this Agreement and the security interests and other encumbrances expressly permitted by the other Loan Documents. No dispute, right of setoff, counterclaim or defense exists with respect to all or any part of the Collateral except those rights of the Secured Party and the rights of Amegy created pursuant to the Amegy Security Interest. Other than the Control Agreement, Pledgor has not executed any other security agreement currently affecting the Collateral and no financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording office except as may have been executed or filed in favor of Secured Party and except for those in connection with the Amegy Security Interest.

(d) No Conflicts or Consents. Neither the ownership, the intended use of the Collateral by Pledgor, the grant of the security interest by Pledgor to Secured Party herein nor the exercise by Secured Party of its rights or remedies hereunder, will (i) conflict with any provision of (A) any domestic or foreign law, statute, rule or regulation, (B) the articles or certificate of formation, charter, limited liability company agreement, regulations or partnership agreement, as the case may be, of Pledgor, or (C) any agreement, judgment, license, order or permit applicable to or binding upon Pledgor or otherwise affecting the Collateral, or (ii) result in or require the creation of any lien, charge or encumbrance upon any assets or properties of Pledgor or of any person except as may be expressly contemplated in the Loan Documents. Except for the Control Agreement and as expressly contemplated in the Loan Documents, no consent, approval, authorization or order of, and no notice to or filing with, any court, governmental authority or third party is required in connection with the grant by Pledgor of the security interest herein or the exercise by Secured Party of its rights and remedies hereunder except for consents with respect to the Amegy Security Interest that have been obtained.

(e) Security Interest. Pledgor has full right, power and authority to grant a security interest in the Collateral to Secured Party in the manner provided herein, free and clear of any lien, security interest or other charge or encumbrance other than the Amegy Security Interest which is and at all times will be senior and superior to the interest of Secured Party to the extent set forth, and as more fully described, in the Amegy Letter Agreement. This Agreement creates a legal, valid and binding security interest in favor of Secured Party in the Collateral.

(f) Location. Pledgor’s chief executive office and the office where the records concerning the Collateral are kept is located at its address set out on the signature page hereof.

5. Affirmative Covenants. Pledgor will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective unless Secured Party shall otherwise consent in writing.

(a) Ownership and Liens. Pledgor will maintain good and valid title to the Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the Amegy Security Interest, the security interest created by this Agreement and the security interests and other encumbrances expressly permitted by the other Loan Documents. Pledgor will not permit any dispute, right of setoff, counterclaim or defense to exist with respect to all or any part of the Collateral. Pledgor will cause any financing statement, control agreement or other security instrument with respect to the Collateral to be terminated, except as may exist or as may have been filed or executed in favor of Secured Party or with respect to the Amegy Security Interest. Pledgor will defend at its expense Secured Party’s right, title and security interest in and to the Collateral against the claims of any third party.

(b) Adverse Claim. Pledgor covenants and agrees to promptly notify Secured Party of any claim, action or proceeding affecting title to the Collateral, or any part thereof, or the security interest created hereunder and, at Pledgor’s expense, defend Secured Party’s security interest in the Collateral against the claims of any third party. Pledgor also covenants and agrees to promptly deliver to Secured Party a copy of all written notices received by Pledgor with respect to the Collateral.

(c) Further Assurances. Pledgor will contemporaneously with the execution hereof and from time to time thereafter at its expense promptly execute and deliver all further instruments and documents and take all further action reasonably necessary or appropriate or that Secured Party may reasonably request in order (i) to perfect and protect the security interest created or purported to be created hereby and the first priority of such security interest, (ii) to enable Secured Party to exercise and enforce its rights and remedies hereunder in respect of the Collateral, and (iii) to otherwise effect the purposes of this Agreement, including, without limitation, executing and filing the deposit control agreement as contemplated by the Amegy Letter Agreement and any financing or continuation statements, or any amendments thereto.

6. Negative Covenants. Pledgor will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective, unless Secured Party shall otherwise consent in writing.

(a) Transfer or Encumbrance. Pledgor will not (i) sell, assign (by operation of law or otherwise) or transfer Pledgor’s rights in any of the Collateral, (ii) grant a lien or security interest in or execute, file or record any financing statement or other security instrument with respect to the Collateral to any party other than Secured Party, or (iii) deliver actual or constructive possession of any certificate, instrument or document evidencing and/or representing any of the Collateral to any party other than Secured Party.

(b) Impairment of Security Interest. Pledgor will not take or fail to take any action which would in any manner impair the enforceability of Secured Party’s security interest in the Collateral.

7. Rights of Secured Party. Secured Party shall have the rights contained in this Section at all times during the period of time this Agreement is effective. If Pledgor fails to perform any agreement or obligation provided herein, Secured Party may itself perform, or cause performance of, such agreement or obligation, and the reasonable expenses of Secured Party incurred in connection therewith shall be a part of the Loan, secured by the Collateral and payable by Pledgor on demand. Notwithstanding any other provision herein to the contrary, Secured Party does not have any duty to exercise or continue to exercise any of the foregoing rights and shall not be responsible for any failure to do so or for any delay in doing so.

8. Events of Default. Each of the following constitutes an “Event of Default” under this Agreement:

(a) Default Under this Agreement. Pledgor fails to timely and properly observe, keep or perform any covenant, agreement, warranty or condition under this Agreement; and

(b) Default Under the Loan Documents. The occurrence of an Event of Default under the Credit Agreement; or Borrower, Pledgor, or any Guarantor fails to timely and properly observe, keep or perform any covenant, agreement, warranty or condition under any Loan Document.

9. Remedies and Related Rights. If an Event of Default exists, and without limiting any other rights and remedies provided herein, under any of the other Loan Documents or otherwise available to Secured Party, Secured Party may exercise one or more of the rights and remedies provided in this Section.

(a) Remedies After an Event of Default, Secured Party may from time to time at its discretion, without limitation and without notice except as expressly provided in any of the Loan Documents:

(i) exercise in respect of the Collateral all the rights and remedies of a secured party under the Code (whether or not the Code applies to the affected Collateral); or

(ii) liquidate the Collateral and apply the then outstanding amount of the certificates of deposits to the Loan in the order and manner provided in the Credit Agreement. Secured Party shall exercise its rights in accordance with Section 9.607 of the Code.

Pledgor agrees that in the event Pledgor is entitled to receive any notice under the Code, as it exists in the state governing any such notice, of the sale or other disposition of any Collateral, reasonable notice shall be deemed given when such notice is deposited in a depository receptacle under the care and custody of the United States Postal Service, postage prepaid, at Pledgor’s address set out on the signature page hereof, five (5) days prior to the date of any public sale, or after which a private sale, of any of such Collateral is to be held. Secured Party shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Pledgor further acknowledges and agrees that the redemption by Secured Party of any certificate of deposit pledged as Collateral shall be deemed to be a commercially reasonable disposition under Section 9.607(c) of the Code.

(b) Application of Proceeds. If any Event of Default shall have occurred, Secured Party may apply or use as Collateral any cash proceeds received by Secured Party in respect of any sale or other disposition of, collection from, or other realization upon, all or any part of the Collateral.

(c) Deficiency. In the event that the proceeds of any sale of, collection from, or other realization upon, all or any part of the Collateral by Secured Party are insufficient to pay all amounts to which Secured Party is legally entitled, Pledgor and each Guarantor shall be liable for the deficiency, together with interest thereon as provided in the Loan Documents.

(d) Non-Judicial Remedies. In granting to Secured Party the power to enforce its rights hereunder without prior judicial process or judicial hearing, Pledgor expressly waives, renounces and knowingly relinquishes any legal right which might otherwise require Secured Party to enforce its rights by judicial process. Pledgor recognizes and concedes that non-judicial remedies are consistent with the usage of trade, are responsive to commercial necessity and are the result of a bargain at arm’s length. Nothing herein is intended to prevent Secured Party or Pledgor from resorting to judicial process at either party’s option.

10. Indemnity. Pledgor hereby indemnifies and agrees to hold harmless Secured Party, and its officers, directors, employees, agents and representatives (each an “Indemnified Person”) from and against any and all liabilities, obligations, claims, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature (collectively, the “Claims”) which may be imposed on, incurred by, or asserted against, any Indemnified Person (whether or not caused by any Indemnified Person’s sole, concurrent or contributory negligence) arising in connection with the Loan Documents, the Loan or the Collateral (including without limitation, the enforcement of the Loan Documents and the defense of any Indemnified Person’s actions and/or inactions in connection with the Loan Documents), except to the limited extent the Claims against an Indemnified Person are proximately caused by such Indemnified Person’s gross negligence or willful misconduct. If Pledgor or any third party ever alleges such gross negligence or willful misconduct by any Indemnified Person, the indemnification provided for in this Section shall nonetheless be paid upon demand, subject to later adjustment or reimbursement, until such time as a court of competent jurisdiction enters a final judgment as to the extent and effect of the alleged gross negligence or willful misconduct. The indemnification provided for in this Section shall survive the termination of this Agreement and shall extend and continue to benefit each individual or entity who is or has at any time been an Indemnified Person hereunder.

11. Miscellaneous.

(a) Entire Agreement. This Agreement and the Loan Documents contain the entire agreement of Secured Party and Pledgor with respect to the Collateral. If the parties hereto are parties to any prior agreement, either written or oral, relating to the Collateral, the terms of this Agreement shall amend and supersede the terms of such prior agreements as to transactions on or after the effective date of this Agreement, but all security agreements, financing statements, guarantees, other contracts and notices for the benefit of Secured Party entered into prior to the effective date of this Agreement shall continue in full force and effect unless Secured Party specifically releases its rights thereunder by separate release.

(b) Amendment. No modification, consent or amendment of any provision of this Agreement or any of the other Loan Documents shall be valid or effective unless the same is in writing and signed by the party against whom it is sought to be enforced.

(c) Actions by Secured Party. The lien, security interest and other security rights of Secured Party hereunder shall not be impaired by (i) any renewal, extension, increase or modification with respect to the Loan, (ii) any renewal or extension which Secured Party may grant with respect to the Collateral, or (iii) any release or indulgence granted to any endorser, guarantor or surety of the Loan. The taking of additional security by Secured Party shall not release or impair the lien, security interest or other security rights of Secured Party hereunder or affect the obligations of Pledgor hereunder.

(d) Waiver by Secured Party. Secured Party may waive any Event of Default without waiving any other prior or subsequent Event of Default. Secured Party may remedy any default without waiving the Event of Default remedied. Neither the failure by Secured Party to exercise, nor the delay by Secured Party in exercising, any right or remedy upon any Event of Default shall be construed as a waiver of such Event of Default or as a waiver of the right to exercise any such right or remedy at a later date. No single or partial exercise by Secured Party of any right or remedy hereunder shall exhaust the same or shall preclude any other or further exercise thereof, and every such right or remedy hereunder may be exercised at any time. No waiver of any provision hereof or consent to any departure by Pledgor therefrom shall be effective unless the same shall be in writing and signed by Secured Party and then such waiver or consent shall be effective only in the specific instances, for the purpose for which given and to the extent therein specified. No notice to or demand on Pledgor in any case shall of itself entitle Pledgor to any other or further notice or demand in similar or other circumstances.

(e) Costs and Expenses. Pledgor will, upon demand, pay to Secured Party the amount of any and all reasonable costs and expenses (including without limitation, attorneys’ fees and expenses), which Secured Party may incur in connection with (i) the perfection and preservation of the security interests granted under the Loan Documents, (ii) the administration of the Loan Documents, (iii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, (iv) the exercise or enforcement of any of the rights of Secured Party under the Loan Documents, or (v) the failure by Pledgor to perform or observe any of the provisions hereof.

(f) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS, EXCEPT TO THE EXTENT PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST GRANTED HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

(g) Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable, shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision held to be illegal, invalid or unenforceable.

(h) No Obligation. Nothing contained herein shall be construed as an obligation on the part of Secured Party to extend or continue to extend credit to Pledgor.

(i) Notices. All notices, requests, demands or other communications required or permitted to be given pursuant to this Agreement shall be in writing and given as set out in the Credit Agreement.

(j) Binding Effect and Assignment. This Agreement (i) creates a continuing security interest in the Collateral, (ii) shall be binding on Pledgor and the successors and assigns of Pledgor, and (iii) shall inure to the benefit of Secured Party and its successors and assigns. Without limiting the generality of the foregoing, Secured Party may pledge, assign or otherwise transfer the Loan and its rights under this Agreement and any of the other Loan Documents to any other party. Pledgor’s rights and obligations hereunder may not be assigned or otherwise transferred without the prior written consent of Secured Party.

(k) Termination. Upon (i) the satisfaction in full of the Loan, (ii) the termination or expiration of the Note, (iii) written request for the termination hereof delivered by Pledgor to Secured Party, and (iv) written release delivered by Secured Party to Pledgor, this Agreement and the security interests created hereby shall terminate. Upon termination of this Agreement and Pledgor’s written request, Secured Party will, at Pledgor’s sole cost and expense, notify Bank in writing that this Agreement, or its security interest in the Collateral, has terminated, and execute and deliver to Pledgor and Bank such documents as Pledgor and/or Bank shall reasonably request to evidence such termination. Upon termination of this Agreement, Secured Party will execute and deliver all further instruments and documents and take all further action reasonably necessary or appropriate or that Pledgor may reasonably request to release and return the Collateral.

(l) Cumulative Rights. All rights and remedies of Secured Party hereunder are cumulative of each other and of every other right or remedy which Secured Party may otherwise have at law or in equity or under any of the other Loan Documents, and the exercise of one or more of such rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of any other rights or remedies.

(m) Gender and Number. Within this Agreement, words of any gender shall be held and construed to include the other gender, and words in the singular number shall be held and construed to include the plural and words in the plural number shall be held and construed to include the singular, unless in each instance the context requires otherwise.

(n) Descriptive Headings. The headings in this Agreement are for convenience only and shall in no way enlarge, limit or define the scope or meaning of the various and several provisions hereof.

(o) Interest of Amegy Bank. Notwithstanding any contrary representation, warranty, covenant or other provision of this Agreement, Secured Party acknowledges and agrees that the Amegy Security Interest is superior to the rights of Secured Party in the Collateral to the extent provided in the Amegy Letter Agreement.

[Remainder of page intentionally left blank]

EXECUTED as of the date first written above.

PLEDGOR:

TRANSATLANTIC MAROC, LTD., a Bahamas corporation

By:
Name:
Title:

Address of Chief Executive Office

TransAtlantic Maroc, Ltd.
5910 N. Central Expressway, Suite 1755
Dallas, TX 75206-5149
Name: Scott C. Larsen

Acknowledged by:

RIATA MANAGEMENT, LLC, as Lender

By:
Name:
Title:

[SIGNATURE PAGE TO THE CD PLEDGE AGREEMENT]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSATLANTIC PETROLEUM CORP.

Date: April 17, 2008	By:	/s/ Jeffrey S. Mecom
Jeffrey S. Mecom
Vice President and Secretary